Form 10-K, Exhibit 13
period 1995-06-30
NOVACARE INC
filed 1995-09-15
CIK 802843

NOVACARE

1995

ANNUAL REPORT



[FIGURE 1]

NOVACARE'S CREDO,

PURPOSE AND BELIEFS


Our values are the strong foundation upon which we build our company. They are also the basis upon which we establish our reputation.

Our Credo, Helping Make Life a Little Better, exemplifies all that we do. It is our guiding principle, our North Star. From clinician to staff support person, we are united in this commitment.

Our purpose, to effectively meet the rehabilitation needs of our patients through clinical leadership, represents our philosophy and reason for being. Everything we do supports our purpose. We are dedicated to patient care and clinical leadership.

Our beliefs reflect the values we strive to uphold each day: Respect for the individual, Service to the customer, Pursuit of excellence, Commitment to personal integrity. These four characteristics define the NovaCare employee and our relationships with our patients, our customers and co-workers.

NOVACARE, INC.

NovaCare, Inc. is the leading post-acute rehabilitation company in the United States and is the nation's largest employer of rehabilitation professionals. NovaCare's 10,000 clinicians treat nearly 40,000 patients per day in nursing homes, outpatient rehabilitation centers, orthotic and prosthetic patient care centers and hospitals. Rehabilitation therapy and subacute services are provided both directly and under contract with other health care facilities in 43 states.

NovaCare has the leading market share in operating rehabilitation programs for nursing homes, serving 2,000 facilities; offers the largest network of outpatient rehabilitation centers, numbering 400; and holds the number one position in orthotic and prosthetic patient care services with 125 centers.

NovaCare's objective is to realize economies of scale within the medical rehabilitation industry and be the value leader--providing the highest level of clinical outcomes at the lowest possible cost. NovaCare is committed to clinical excellence and leadership in the development of practices and technology that will improve the lives of individuals requiring rehabilitation.

FINANCIAL HIGHLIGHTS                             NovaCare, Inc. and Subsidiaries


In thousands, except per share data. For the years ended June 30,                   1995                 1994          % Change
===============================================================================================================================
NET REVENUES                                                                 $   905,359          $   789,745               +15
NET INCOME                                                                        61,924               58,214                +6
NET INCOME PER COMMON SHARE                                                         0.95                 0.90                +6
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                                              65,163               64,663                +1

Before merger and other nonrecurring items                                          1995                 1994          % Change
===============================================================================================================================

NET INCOME                                                                   $    40,072          $    63,053               -36
NET INCOME PER COMMON SHARE                                                         0.61                 0.98               -38

As of June 30,                                                                      1995                 1994          % Change
===============================================================================================================================

TOTAL ASSETS                                                                 $   852,557          $   850,541                --
TOTAL LIABILITIES                                                                364,922              434,837               -16
STOCKHOLDERS' EQUITY                                                             487,635              415,704               +17

Ratios                                                                              1995                 1994
===============================================================================================================================

ADJUSTED EBITDA MARGIN                                                               13%                  17%
RETURN ON AVERAGE EQUITY BEFORE MERGER
  AND OTHER NONRECURRING ITEMS                                                        9%                  17%

(1) Adjusted EBITDA margin represents earnings before interest, income taxes, depreciation, amortization of excess cost of net assets acquired, and merger and other nonrecurring items.

(1)

[FIGURE 2]

John H. Foster, (right),
Chairman and Chief Executive Officer
and Timothy E. Foster,
President and Chief Operating Officer

FISCAL 1995 HAS BEEN A
CHALLENGING YEAR--A YEAR
OF DEPRESSED MARGINS IN
OUR LARGEST DIVISION,
CONTRACT SERVICES, WHERE
WE OPERATE REHABILITATION
THERAPY PROGRAMS IN
NURSING FACILITIES.


TO OUR SHAREHOLDERS:


Fiscal 1995 has been a challenging year--a year of depressed margins in our largest division, contract services, where we operate rehabilitation therapy programs in nursing facilities. As a result, earnings before nonrecurring items decreased to $.61 per share from $.98 per share in fiscal 1994. Reported earnings of $.95 per share reflected profits from the sale of our rehabilitation hospital division, partially offset by restructuring charges.

The $243-million hospital division sale generated an attractive return on investment and an $88-million pretax profit. This enabled us to repay all bank debt while substantially increasing cash-on-hand, leaving us with the industry's strongest balance sheet.

A 1995 OVERVIEW

The problems in our contract services division are both industry-related and internal. A restructuring of this division in 1994 destabilized relationships with our clinicians, managers and customers. This resulted in increased therapist and customer turnover and lower therapist productivity.

STABILIZING CONTRACT SERVICES

During the year we focused on stabilizing our workforce. We reduced therapist staff in over-staffed markets, terminated lower profitability contracts and developed new therapist orientation, clinical training and support programs. Our 500 supervisors will undergo manager training this year. We just completed the roll-out of our proprietary information system, NovaNet PLUS, which will support our therapists, customers and managers with enhanced analytical capabilities and record keeping, including patient outcomes tracking.

By the end of fiscal 1995, we had improved productivity, as measured by patient care time, to within four percent of historic levels, and had reduced annualized therapist-initiated turnover to 30% from a peak of 35% at mid-year. Customer turnover, however, remained unacceptably high. Total revenues increased because our sales force successfully replaced lost contracts, but in the transition, productivity suffered. We expect our clinical, management training and systems initiatives, together with a new focus on smaller customers, to firm up our customer base.




(2)

STRENGTH IN OTHER DIVISIONS

Revenues in our outpatient rehabilitation division increased by 74% over fiscal 1994, reflecting acquisitions early in the year. During the year, we introduced WIN(TM) (for "Work Injury Network"), which includes work-injury rehabilitation and prevention programs we manage for more than 1,500 companies. Results so far indicate that companies who partner with NovaCare through WIN(TM) spend substantially less than the national average on workers' compensation costs. Another success in our outpatient business was the expansion of our managed care relationships. We ended the year with nearly 375 regional and national contracts.

Revenues from our orthotics and prosthetics patient care centers increased 22% in fiscal 1995, reflecting strong internal growth and the acquisition in August 1994 of Sabolich Prosthetics, a premier research organization and prosthetics provider. In 1995 we received extensive national media attention for a breakthrough technological advancement in prosthetics--a device that gives amputees the ability to feel pressure and sense hot and cold.

We continued to expand our subacute services in 1995, ending the year with a total of 58 subacute programs that we manage for nursing facilities. Subacute care, which serves patients who no longer need the extensive services of a more costly acute care hospital but are too ill to return home, is one of the health care industry's fastest growing areas.

LOOKING AHEAD

Fiscal 1996 will be a year of aligning our internal operations to meet customer needs--a time to fine-tune our operations and stabilize results, to realize economies of scale and to better position our contract services business for changes taking place in that industry.

MULTIPLE CHALLENGES IN CONTRACT SERVICES

After ten years of growth characterized by demand for services that far outstripped the available supply of therapists, the contract services industry today faces serious challenges: Planned adoption of "salary equivalency" rates to limit Medicare reimbursement for speech-language pathology and occupational therapy creates uncertainty as to revenues and profitability; some larger nursing homes are choosing to employ their own therapists rather than contract for services; managed care payors are driving prices and utilization down; and, consolidation in the nursing home and contract services industries is disrupting long-standing relationships.

FISCAL 1996 WILL BE A YEAR
TO BETTER POSITION OUR
CONTRACT SERVICES BUSINESS
FOR CHANGES TAKING PLACE
IN THAT INDUSTRY.



[FIGURE 3]


(3)

KEYS TO FUTURE SUCCESS

Considered together, the challenges in our industry suggest that the successful players will be the customer-focused, low-cost providers. We believe our commitment to investing in clinical leadership, technology and systems, training, and outcomes measurement will continue to distinguish NovaCare as the enduring industry leader.

Service to the customer--meeting the needs of the health care provider, referral source, payor and patient--is a principal tenet of our organization. Over the course of the year, through customer discussions and market research, we have studied customer needs and new opportunities in this changing environment. In response, we recently created a new division to develop and deliver management and consulting services to help health care institutions enhance their post-acute programs.

Today's health care customers measure service in terms of value--maximum outcomes at the lowest possible cost. With leading market share positions in each of our core businesses, we are able to make critical investments in systems and technology to increase our clinical and administrative efficiency and track and report patient outcomes. This year, our NovaNet PLUS system was recognized by Microsoft Corporation for innovation in the health care industry. We are therefore well-positioned to recognize economies of scale and deliver value to the customer.

A major thrust in 1996, to ensure we are the customer-focused, low-cost provider, is to reduce expenditures throughout the organization. We will consolidate and/or close locations that are not sufficiently profitable or that don't fit our strategic marketing focus. And, we will seek to realize economies available through centralization of certain administrative functions. These savings will be reinvested in clinical programs and systems and training projects to keep NovaCare at the forefront in customer service and clinical efficiency.

We pride ourselves on being clinical leaders. Clinical leadership supports the long-term growth of our business and advances the rehabilitation industry. Clinical innovations attract and retain customers, enhance clinical efficiency and improve the lives of patients. With 85% of our employees directly involved in patient care, efficiencies at the clinical level are closely tied to low-cost provider status. Because clinical leadership is vital to profitable growth, we will continue to commit resources to enhance the professional contributions of our employees and to refine and expand our services.

COMPANIES WHO
PARTNER WITH NOVACARE
THROUGH WIN(TM) (FOR
"WORK INJURY NETWORK")
SPEND SUBSTANTIALLY LESS
THAN THE NATIONAL
AVERAGE ON WORKERS'
COMPENSATION COSTS.


[FIGURE 4]


(4)

Finally, training is key to the success of any enduring service organization. At NovaCare, new employees must learn and internalize our values, culture and best practices. New clinical practices and systems enhancements must be taught. And, because there are no other large-scale practices from which to attract experienced managers, we must train and develop our managers from within. Once developed, they are a unique resource--a competitive advantage.

TEN YEARS OF ACCOMPLISHMENT

NovaCare marked its tenth anniversary in 1995. As we look back over our first decade, we are truly gratified by our accomplishments. Ten years ago on May 10, 1985, NovaCare had its start as a speech-language pathology company named InSpeech, Inc., with 150 employees. Today, we hold leading market positions in contract services, outpatient rehabilitation and orthotics and prosthetics, and are the nation's largest employer of rehabilitation professionals.

We were particularly pleased, in celebration of our tenth anniversary, to be able to make a grant to the Harvard School of Public Health to help establish a professorship of health policy and management. The gift celebrates not only the end of a successful first decade but our ongoing commitment to clinical leadership and the measurement of clinical outcomes in rehabilitation.

We look forward to our second decade with confidence. We are the clinical, technological and market leader in an industry that is growing 10-12% per year. Fueling this growth is a population of senior Americans that is projected to double over the next four decades.

THE CHALLENGE OF THE FUTURE

It has been a fantastic decade. One that, of course, we wish we were ending on a stronger earnings note. Nevertheless, our financial position is solid. We're confident in our ability to make the necessary adjustments to resume our growth.

Adding to our confidence is the appointment in October of Timothy E. Foster to president and chief operating officer of NovaCare. Tim is one of our founding directors and was most recently NovaCare's chief financial officer. His in-depth knowledge of our customers, employees and industry is particularly important today with the transitions taking place in our industry.

WE RECEIVED EXTENSIVE
MEDIA ATTENTION FOR A
BREAKTHROUGH TECHNOLOGICAL
ADVANCEMENT IN PROSTHETICS
-- A DEVICE THAT GIVES
AMPUTEES THE ABILITY TO
FEEL PRESSURE AND SENSE HOT
AND COLD.


[FIGURE 5]



(5)

Amidst the turmoil and demands of change, we have a necessary constant--our NovaCare values--developed by a team of employees in 1988, following an earlier difficult period of disruption and change. Expressed as our credo, purpose and beliefs, our values are our guide to doing the right thing for our patients, customers, employees and investors. We've found over the years that doing the right thing often takes a little longer. And, this is certainly not the time for quick fixes. It's the time to do the right things to create an organization that's right for the next, inevitable round of changes in the health care industry.

On behalf of your board and management, I offer my appreciation to you, our shareholders, for your continuing confidence and support. We also extend our sincere thanks to our employees. It is through their past and future efforts that we will be able to continue Helping Make Life a Little Better.





/s/ JOHN H. FOSTER
------------------------------------
John H. Foster
Chairman and Chief Executive Officer
September 12, 1995

WE LOOK FORWARD TO OUR
SECOND DECADE WITH
CONFIDENCE. WE ARE THE
CLINICAL, TECHNOLOGICAL AND
MARKET LEADER IN AN
INDUSTRY THAT IS GROWING
10-12% PER YEAR.



[FIGURE 6]



(6)

CONSOLIDATED BALANCE SHEETS                      NovaCare, Inc. and Subsidiaries



In thousands, as of June 30,                                                     1995                            1994
=====================================================================================================================
ASSETS
CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                                                $158,636                        $ 38,024
    MARKETABLE SECURITIES                                                          --                          35,104
    ACCOUNTS RECEIVABLE, NET                                                  192,652                         215,727
    INVENTORIES                                                                11,213                           7,996
    DEFERRED INCOME TAXES                                                      16,748                          13,946
    OTHER CURRENT ASSETS                                                       34,571                          24,208
---------------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                   413,820                         335,005
MARKETABLE SECURITIES, NET                                                         --                          53,318
PROPERTY AND EQUIPMENT, NET                                                    63,659                          93,739
EXCESS COST OF NET ASSETS ACQUIRED, NET                                       352,115                         342,938
DEFERRED INCOME TAXES                                                           1,470                             517
OTHER ASSETS, NET                                                              21,493                          25,024
---------------------------------------------------------------------------------------------------------------------
                                                                             $852,557                        $850,541
=====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    CURRENT PORTION OF FINANCING ARRANGEMENTS                                $ 32,684                        $ 61,518
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                      93,088                          72,997
    INCOME TAXES PAYABLE                                                       32,922                           6,166
---------------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                                              158,694                         140,681
FINANCING ARRANGEMENTS, NET OF CURRENT PORTION                                192,331                         283,084
DEFERRED INCOME TAXES                                                           8,147                           3,211
OTHER LIABILITIES                                                               5,750                           7,861
---------------------------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES                                                      364,922                         434,837
---------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                                      --                              --
STOCKHOLDERS' EQUITY:
    COMMON STOCK, $.01 PAR VALUE; AUTHORIZED 200,000 SHARES,
      ISSUED 65,476 IN 1995 AND ISSUED 64,228 SHARES IN 1994                      656                             643
    ADDITIONAL PAID-IN CAPITAL                                                250,857                         240,619
    RETAINED EARNINGS                                                         238,149                         176,225
---------------------------------------------------------------------------------------------------------------------
                                                                              489,662                         417,487
    LESS: COMMON STOCK IN TREASURY (AT COST), 187 SHARES IN 1995
      AND 17 SHARES IN 1994                                                    (1,614)                           (305)
    DEFERRED COMPENSATION                                                        (413)                           (662)
    VALUATION ALLOWANCE ON SECURITIES AVAILABLE FOR SALE                           --                            (816)
---------------------------------------------------------------------------------------------------------------------
    TOTAL STOCKHOLDERS' EQUITY                                                487,635                         415,704
---------------------------------------------------------------------------------------------------------------------
                                                                             $852,557                        $850,541
=====================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


(7)

CONSOLIDATED STATEMENTS OF OPERATIONS            NovaCare, Inc. and Subsidiaries


In thousands, except per share data, for the years ended June 30,                 1995                 1994              1993
=============================================================================================================================
NET REVENUES                                                                  $905,359             $789,745          $582,342
OPERATING COSTS:
    SALARIES, WAGES AND BENEFITS                                               576,764              462,378           328,416
    RENTAL EXPENSE                                                              36,365               27,613            21,250
    SUPPLY COSTS                                                                21,797               18,285            18,459
    OTHER                                                                      137,812              130,540           107,716
    PROVISION FOR UNCOLLECTIBLE ACCOUNTS                                        15,918               14,453             9,764
    DEPRECIATION                                                                19,253               15,289             8,602
    AMORTIZATION OF EXCESS COST OF NET ASSETS ACQUIRED                          10,937                7,225             3,589
    MERGER AND OTHER NONRECURRING EXPENSES                                     (57,368)               5,754             5,727
-----------------------------------------------------------------------------------------------------------------------------
      INCOME FROM OPERATIONS                                                   143,881              108,208            78,819
INVESTMENT INCOME                                                                5,405                5,304             4,880
INTEREST EXPENSE                                                               (23,298)             (17,077)           (7,721)
MINORITY INTEREST                                                                 (404)                (543)             (436)
-----------------------------------------------------------------------------------------------------------------------------
      INCOME BEFORE INCOME TAXES                                               125,584               95,892            75,542
INCOME TAXES                                                                    63,660               37,678            27,906
-----------------------------------------------------------------------------------------------------------------------------
      NET INCOME                                                             $  61,924            $  58,214          $ 47,636
=============================================================================================================================
      NET INCOME APPLICABLE TO COMMON STOCK                                  $  61,924            $  58,214          $ 47,585
=============================================================================================================================
      NET INCOME PER COMMON SHARE                                            $     .95            $     .90          $    .79
=============================================================================================================================
      WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                      65,163               64,663            60,167
=============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



(8)

NOVACARE, INC. AND SUBSIDIARIES

DIRECTORS

JOHN H. FOSTER
  Chairman of the Board and
  Chief Executive Officer

TIMOTHY E. FOSTER
  President and Chief Operating Officer

E. MARTIN GIBSON
  Retired Chairman and
  Chief Executive Officer,
  Corning Lab Services, Inc.

SIRI S. MARSHALL
  Senior Vice President,
  General Counsel and Secretary,
  General Mills, Inc.

STEPHEN E. O'NEIL
  Private Investor

C. ARNOLD RENSCHLER, M.D.
  Senior Vice President and
  Chief Clinical Officer

GEORGE W. SIGULER
  Managing Director, Mitchell Hutchins
  Institutional Investors, Inc.

ROBERT G. STONE, JR.
  Retired Chairman of the Board,
  Kirby Corporation

DANIEL C. TOSTESON, M.D.
  Dean of the Faculty of Medicine,
  Harvard Medical School


MANAGEMENT

  Office of the Chairman

JOHN H. FOSTER
  Chairman of the Board and
  Chief Executive Officer

TIMOTHY E. FOSTER
  President and Chief Operating Officer

JAMES C. NEW
  President and General Manager,
  Outpatient Rehabilitation Division

C. ARNOLD RENSCHLER, M.D.
  Senior Vice President and
  Chief Clinical Officer

SENIOR MANAGERS

PETER D. BEWLEY
  Senior Vice President,
  General Counsel and Secretary

SUSAN J. CAMPBELL
  Vice President, Communications and
  Investor Relations

BRUCE J. COLBURN
  Senior Vice President, Chief Financial Officer and Treasurer

DARYL A. DIXON
  President and General Manager,
  Contract Services Division

RONALD G. HISCOCK
  President and General Manager,
  Orthotics & Prosthetics Division

LAURENCE F. LANE
  Senior Vice President,
  Regulatory Affairs

ARTHUR T. LOCILENTO, JR.
  Senior Vice President,
  Human Resources

SCOTT MARBER
  Senior Vice President,
  Corporate Sales and Marketing

PAUL K. ROSS
  Senior Vice President, Information Systems

JAMES T. WALMSLEY
  Vice President, Reimbursement

Note: No family relationships exist among any of the directors or officers.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

  NovaCare, Inc.
  1016 West Ninth Avenue
  King of Prussia, PA  19406
  (610) 992-7200

STOCK TRADING

  NovaCare, Inc., common stock and 5.5%
  convertible subordinated debentures, due in
  2000, are traded on the New York Stock
  Exchange under the symbols "NOV" and
  "NOV/2000," respectively.

INFORMATION REQUESTS

  Investors, analysts and others seeking
  information should contact:
  NovaCare's Communications and
  Investor Relations Department,
  (610) 992-7495

SHAREHOLDER RECORDS

  Shareholders desiring to change the name, address or ownership of stock or to report lost certificates should contact:
  American Stock Transfer Company
  40 Wall Street, 46th Floor
  New York, NY 10005
  (718) 921-8200

[NOVACARE LOGO]
-------------------------
NOVACARE, INC.
1016 WEST NINTH AVENUE
KING OF PRUSSIA, PA 19406