Form 10-K, Exhibit 13
period 1996-06-30
NOVACARE INC
filed 1996-09-23
CIK 802843

                                                     NOVACARE 1996 ANNUAL REPORT

                              [PICTURE OF PERSON]


BOLD new strategies for
GROWTH:

NOVACARE, INC.

NovaCare is a national provider of specialty health care services whose 14,500 employees provide and manage physical rehabilitation, orthotics and prosthetics, subacute and occupational health services at 2,300 sites of care in 43 states serving 30,000 patients per day. As a large and leading Professional Employer Organization, NovaCare will expertly administer human resources functions for small businesses, handling payroll distribution, purchasing and administering health care and other benefits, and managing workers' compensation, employment regulatory compliance and a broad array of other employee-related services.

NOVACARE'S VALUES

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

RESPECT FOR THE INDIVIDUAL
SERVICE TO THE CUSTOMER
PURSUIT OF EXCELLENCE
COMMITMENT TO PERSONAL INTEGRITY

These four characteristics define the NovaCare employee and our relationships with our patients, customers and co-workers.

ABOUT THE COVER

NovaCare prosthetists made it possible for Daina Bradley to walk again. Daina is the brave young woman who endured the amputation of her right leg while trapped in the rubble of the 1995 Oklahoma City bombing. More than a year later, Daina's as active as ever thanks to NovaCare's unique Sabolich socket prosthetic device. She is an exceptional example of how technological leadership in orthotics and prosthetics is making a difference in the lives of thousands of amputees every year. This annual report is about how NovaCare is extending its leadership into many other areas with the potential to make a difference.

NOVACARE, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS


(In thousands, except per share data.)
For the Year Ended June 30,                 1996           1995           1994
- --------------------------------------------------------------------------------
Net revenues                              $793,038       $905,359       $789,745
Net income                                  15,281         61,924         58,214
Net income per common share               $    .24       $    .95       $    .90

Weighted average number of common
     shares outstanding                     64,325         65,163         64,663
As of June 30,                          1996             1995            1994
- --------------------------------------------------------------------------------
Working capital                       $223,712         $225,126         $194,324
Total assets                           789,731          852,557          850,541
Total liabilities                      305,337          364,922          434,837
Shareholders' equity                  $484,394         $487,635         $415,704

NET REVENUES
($ in millions)
Adjusted for the sale of the medical rehabilation hospitals division in 1995 and a $10.5 million charge for a change in estimate.
94                       653
95                       795
96                       804

CASH FLOW FROM OPERATIONS
($ in millions)
94                       34
95                       44
96                       58

                                                   NOVACARE 1996 ANNUAL REPORT 1

EXTENDING our leadership

NOVACARE HAS EARNED NATIONAL RECOGNITION FOR ITS LEADERSHIP IN CLINICAL OUTCOMES, PROSTHETICS TECHNOLOGY AND WORKER REHABILITATION; WE'VE BEEN CITED AS WELL FOR OUR SUCCESSFUL APPROACH TO ORGANIZATIONAL STRUCTURE AND EMPLOYEE RELATIONS. FISCAL 1997 IS THE YEAR THAT WE EXTEND OUR LEADERSHIP IN NEW DIRECTIONS TO CREATE OPPORTUNITIES FOR GROWTH AND HIGHER SHAREHOLDER RETURNS.

                     [PICTURES OF MAGAZINES AND NEWSPAPERS]

Best-selling author Fred Wiersema's new book CUSTOMER INTIMACY showcases companies with exceptional customer relationships, foremost among them NovaCare, along with General Electric, IBM, Nike, and Microsoft.

Our breakthrough prosthetics technology has been hailed around the world, most recently in FORTUNE magazine, featuring our myolectric arm, which enables the patient to open and close the hand by flexing muscles in the residual arm.

NovaCare's strong values-based culture and inverted organization are featured in the March-April 1996 HARVARD BUSINESS REVIEW article "Managing Professional
Intellect: Making the Most of the Best."

USA TODAY joined more than 500 publications around the world reporting NovaCare's development of prosthetic technology that enables the patient to feel hot and cold.



2 NOVACARE 1996 ANNUAL REPORT

[photo]

NovaCare Prosthetist and 1996 Paralympic Bronze Medal Winner Kurt Collier, shown here with John H. Foster, was honored at the White House by President Clinton. Kurt took the Pentathlon Bronze at this international competition for physically disabled athletes.

[television]

A CBS REPORTS documentary in August 1996 spotlighted NovaCare as the nation's largest employer of rehabilitation professionals, drawing particular attention to our highly successful recruiting programs.

[newspaper]

A March NEW YORK TIMES article on return-to-work rehabilitation drew national attention to our on-site rehabilitation program at CIGNA's Philadelphia headquarters. CIGNA is one of many major U.S. employers that use NovaCare for physical therapy services.

[report cover]

NovaCare leads the rehabilitation industry in its commitment to assuring the highest quality cost-effective care. In May, NovaCare co-sponsored a symposium with Harvard School of Public Health assembling for the first time 60 national experts from all areas of health care to discuss improving clinical outcomes for senior Americans with disabilities.

                                                   NOVACARE 1996 ANNUAL REPORT 3

                                   [PICTURE]
to our SHAREHOLDERS

Fiscal 1996 was a year of mapping a new strategic direction for NovaCare -- an initiative made possible by our market leadership in rehabilitation and our exceptionally strong balance sheet.

         At the end of fiscal 1995, we looked to 1996 as a year to restructure our organization -- to make it "right" to meet emerging opportunities in health care. We enter the new year with our restructuring in place. It is time now for growth and value creation.

         This letter is about 1996 and the steps we took to address challenges in our businesses. Most importantly, it is about our new strategic direction.

A YEAR OF ACTION AND RESOLUTION

In 1996 financial performance was not up to our standards. Earnings before a charge for a change in estimate and nonrecurring items decreased to $.48 from $.61 per share in 1995. Yet, 1996 marked a critical turning point for NovaCare. It was a year of action leading to resolution of many challenges we faced a year ago. We returned former levels of profitability to long-term care contract services where we operate rehabilitation programs in nursing homes; we merged our two outpatient businesses; and, we implemented a plan for strengthening and growing our outpatient services.

LONG-TERM CARE SERVICES REPOSITIONED

We successfully repositioned our long-term care services business in fiscal 1996: We reduced our dependence on those large nursing home chains inclined to provide rehabilitation services with in-house staff by replacing them with new, mostly smaller, customers, thus diversifying our customer base and contributing to a more stable workforce. We centralized administrative functions, resulting in substantially reduced costs and a new organization with the flexibility to succeed in a changing payor world. Although regulatory uncertainty continues, our restructured organization makes us confident that we can weather proposed Medicare reimbursement changes.

         Going forward, we will maintain our number-one market position in long-term care rehabilitation, investing only in projects that will improve clinical outcomes or lower costs. The substantial cash flow generated by this business will be used to fund growth in other areas.

OUTPATIENT SERVICES STRENGTHENED

We merged our orthotics and prosthetics (O&P) and physical therapy businesses in December 1995. This merger, along with streamlining staff and closing less profitable centers, is expected to generate $10-$15 million in annual savings, with most of it realized by the end of fiscal 1997.

         Future improvements in the merged outpatient business will come from marketing and acquisitions, resulting in more centers with more patients per center. Outpatient services remains one of the fastest growing segments of health care and is our link with emerging payor and provider relationships in health care.

BOLD NEW STRATEGIES FOR GROWTH

Our growth plan is based on our view of emerging payor and provider trends, and what they imply for new opportunities in and outside health care. Our strategy for growth is built on a four-part foundation:

- -        expansion of outpatient physical therapy and O&P services

- -        affiliation with integrated delivery systems

- -        development of occupational health practices

- -        entry into the professional employer organization industry.

         Although each area is attractive in its own right, the combination of these businesses with NovaCare's existing core competencies and leading market positions is powerful.

OUTPATIENT SERVICES

The first part of our strategy is to substantially expand our outpatient physical therapy and O&P services in target markets through acquisitions and start-up centers. We are building from a position of strength: Our O&P business is the leading practice in the world with respect to technology and patient care, and we are one of the two major networks of outpatient physical therapy centers.

INTEGRATED DELIVERY SYSTEMS

The second part of our growth strategy -- further building our outpatient volumes -- is to affiliate our outpatient services with leading integrated health care delivery systems.

         One of the most dramatic shifts in U.S. health care is the emergence

4 NOVACARE 1996 ANNUAL REPORT

[PICTURE OF JOHN H, FOSTER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND TIMOTHY E FOSTER, PRESIDENT AND CHIEF OPERATING OFFICER]

of networks of hospitals, physician practices, and ancillary services in local markets. Such alliances are a response by providers to pressure for seamless, integrated care created by the shift to a managed care environment. NovaCare, with 500 outpatient centers across the U.S., and, more importantly, its clusters of centers in many markets, is best positioned to become the rehabilitation provider in these networks.

OCCUPATIONAL HEALTH

The third part of our growth strategy is occupational health, a $30 billion highly fragmented industry and the last major unconsolidated frontier in health care. Occupational health is a relatively new concept of care combining the medical care and rehabilitation for injured and ill workers covered by workers' compensation insurance. The result is high quality care for the patient and substantially lower costs for the employer.

PROFESSIONAL EMPLOYER ORGANIZATION

The fourth part of our growth strategy takes us into a new and emerging industry, that of the Professional Employer Organization (PEO), in which health care is a critical component. A PEO manages the human resources function for other employers, principally small businesses. It distributes payroll; buys and administers health insurance plans; deals with employment regulations; in some cases, recruits and hires for the employer; and, it handles workers' compensation arrangements --a particularly solid fit with NovaCare expertise. The employer is able to reduce costs and offer employees a broader range of services because of PEO scale economies.

         We will establish or acquire PEOs in markets in which we are building occupational health practices and affiliating with integrated delivery systems
- -- the same markets where we will focus acquisition and start-up activity in our outpatient business.

         As we conclude fiscal 1996, we look back on two difficult years in terms of financial performance and return to shareholders. During this time, we've been building in the right direction: We've addressed the challenges in our existing businesses, put the infrastructure in place for a return to growth, and fashioned a winning strategy for the future.

         Eleven years ago, NovaCare defined the long-term care contract services industry and set the industry standard for quality and professionalism. Five years ago, it did the same in the orthotics and prosthetics industry. Now we intend to do it yet again: in the emerging occupational health and PEO industries.

         On behalf of your Board and management, I offer my appreciation to you, our shareholders, for your continuing confidence and support. I also extend thanks and admiration to all NovaCare employees. It is through their efforts that we are Helping Make Life a Little Better for nearly 30,000 patients each day, and pursuing bold new strategies for growth.

                                            /s/ John H. Foster
                                            ------------------------------------
                                            John H. Foster
                                            Chairman and Chief Executive Officer

                                                   NOVACARE 1996 ANNUAL REPORT 5

LOOKING ahead


NovaCare is the largest combined outpatient physical therapy and orthotics and prosthetics network in the U.S. and an emerging player in the occupational health arena putting us in the best position to meet the needs of integrated delivery systems. These emerging networks are looking for an expert partner to manage and provide these specialized services: a partner with an excellent clinical reputation and outcomes, sophisticated systems capable of tracking and measuring patient progress through the plan of care, and a strong financial position to support expansion of the network as it grows. NovaCare brings these strengths to such partnerships. In turn, NovaCare's patient volumes will increase due to its broadened exposure to the market's gatekeepers -- be they hospitals, payors, or physicians. Our experience with integrated systems is positive: We are currently in a highly

STRATEGY  :  EXPANSION OF OUTPATIENT SERVICES

PART 1 CHANGES IN U.S. HEALTH CARE HAVE DRAMATICALLY INCREASED UTILIZATION OF OUTPATIENT CARE, FROM SURGI-CENTERS TO REHABILITATION SERVICES. TODAY'S OUTPATIENT PHYSICAL THERAPY INDUSTRY IS ESTIMATED AT $11 BILLION COMPARED TO JUST $7 BILLION FOUR YEARS AGO, AND ANALYSTS PROJECT AN EIGHT TO TEN PERCENT GROWTH RATE OVER THE NEXT FIVE YEARS.

         Growth in the outpatient services industry is being fueled by demand from: an aging population; increased survival rates from catastrophic injuries and illnesses; and increased awareness that rehabilitation helps reduce overall health care expenditures. In addition, shorter hospital stays move patients to outpatient settings earlier in their recovery, when higher level care is needed. Most people requiring braces and artificial limbs also need rehabilitation, so combining outpatient rehabilitation and orthotics and prosthetics services (a $1 billion industry in itself) makes sense in contracting with managed care and integrated delivery systems. In addition to these factors, demand for O&P services is sensitive to technological advances (such as those being made by NovaCare), which result in growing numbers of patients seeking the latest, lightest and most responsive prosthetics. Additionally, 40 percent of lower-limb amputations in the U.S. are associated with diabetes: This becomes more significant as the population ages.

ESTIMATED OUTPATIENT
REHABILITATION INDUSTRY
($ in billions)
94             7.0
95             7.6
96             8.4
97             9.4
98            10.5

NovaCare plans to expand its O&P leadership into international markets in fiscal 1997.


6 NOVACARE 1996 ANNUAL REPORT
successful joint venture in Atlanta with Columbia/HCA, the nation's largest health care company, in which we manage rehabilitation care for the entire system.

         NovaCare also plans to play a major role in developing occupational health practices in selected markets, bringing our expertise in case management, outcomes measurements and rehabilitation to bear in this emerging speciality field that treats illnesses and injuries covered by workers' compensation programs. Only recently have managed care principles, long a fact-of-life for health care insurance, been applied to workers' compensation. The vehicle for this transition is occupational health, which brings together all health care services necessary to return a worker to full functionality and back-to-work in the quickest and most cost-effective man-

"Our experience with integrated systems is positive: We are currently in a highly successful joint venture in Atlanta with Columbia/HCA, the nation's largest health care company, in which we manage rehabilitation care for the entire system."

STRATEGY  :  INTEGRATED DELIVERY SYSTEM

PART 2 MANAGED CARE IS EXPECTED TO GROW AT A 15 PERCENT ANNUAL RATE OVER THE NEXT DECADE, DRIVING CONTINUED DEMAND FOR HIGH QUALITY HEALTH CARE SERVICES AT REASONABLE COST. INTEGRATED DELIVERY SYSTEMS ARE ONE OF THE NEW FORMS OF CONSOLIDATION ARISING TO MEET THOSE NEEDS.

Health care providers and payors -- hospitals, insurers, physicians, and ancillaries, such as outpatient services -- are rushing to form and market these coordinated networks of care to price-sensitive managed care referral sources.

The networks manage patient costs through participant incentive arrangements that encourage efficient use of services, an integrated plan of care, and a smooth, seamless transition from hospital to post-acute care. Analysts predict that within the next ten years, many markets will be dominated by two to four of these networks, which will act as "gatekeepers" -- that is, they will control access -- to most health care services. Physicians are joining forces and affiliating with integrated systems in order to be better able to negotiate contracts with large insured plans. Insurers prefer to deal with integrated delivery systems in order to avoid difficulties of myriad individual contract negotiations, case management and performance monitoring.

HOSPITALS IN NETWORKS

55%  IN NETWORK

11%  PLAN TO JOIN NETWORK

34%  NO NETWORK PLANS

Source: Cowen & Company
                                                   NOVACARE 1996 ANNUAL REPORT 7
ner. Today, NovaCare manages work injury rehabilitation and prevention programs for employers through on-site programs and outpatient care. We perform worksite analysis to assess workplace risk and provide worksite safety programs that help employers comply with work-related state and federal requirements. By acquiring occupational medicine practices in strategic markets, NovaCare will expand its linkages with workers needing rehabilitation and increase its attractiveness as a partner in integrated delivery systems.

         Potential NovaCare/PEO-industry synergies are powerful. The obvious advantage to an employer of linkage with NovaCare is our ability to control the cost of health care, including workers' compensation and rehabilitation. In fact, the success of the PEO


"Although each area [of future growth] is attractive in its own right, the combination of these businesses with NovaCare's existing core competencies and leading market positions is powerful."


STRATEGY  :  Occupational Health

PART 3 OCCUPATIONAL HEALTH IS A BURGEONING $30 BILLION INDUSTRY, REPRESENTING AN INTEGRATED APPROACH TO TREATING WORK-RELATED ILLNESSES AND INJURIES COVERED UNDER WORKERS' COMPENSATION PROGRAMS. dEMAND FOR THESE SERVICES IS EXPLODING AS A RESULT OF OUT-OF-CONTROL WORKERS' COMPENSATION EXPENSES, WHICH CAN BE A SIGNIFICANT PORTION OF A BUSINESS' OPERATING COSTS.

Workers' compensation costs climbed to $63 billion in 1993 -- up 200 percent over ten years. Under workers' compensation, employers must pay not only the medical cost of work-related claims but also replacement wages, legal and other benefit expenses, most of which increase in direct proportion to the workers' time away from the job. Understandably, employers are looking for solutions. In response, occupational health practices are developing to provide the full continuum of health care services, from initial evaluation through rehabilitation, in order to control costs. Injured or ill workers and their employers reap the benefits. Occupational health physicians and nurses arrange appointments with specialists, if necessary, manage the worker's care, and focus at the same time on the employer's concerns, providing progress reports and working toward the employee's safe and quick return to work, even light duty work. Occupational health centers also provide pre-employment physicals, drug and alcohol testing, workplace safety and injury prevention programs.

ESTIMATED WORKERS' COMPENSATION COSTS
($ in billions)
85             29
86             34
87             38
88             43
89             48
90             56
91             62
92             70
00 E           140

Source: Towers Perrin
8 NOVACARE 1996 ANNUAL REPORT
arrangement depends heavily on control of health care costs. The new PEO business is a natural outgrowth of NovaCare's strength and experience in managing a dispersed workforce. Today, we employ 14,500 individuals across 43 states. Through PEO acquisitions this fiscal year, we expect to manage at least as many other employees, making NovaCare's PEO one of the largest in the U.S. As one of the largest employers in many markets, we will gain leverage in negotiating better rates for health care and workers' compensation coverage for our PEO employees. Further, since we will establish or acquire PEOs in the same markets in which we are joining integrated delivery systems, those systems, including our own centers, will be in a position to provide health care services to employees of our PEO. Our PEO may also be an attractive solution for many of the small- to medium-sized nursing homes in which we provide long-term care contract services: Nursing homes have recently moved to the top of the list of U.S. businesses with the most workers' compensation claims.

STRATEGY  :  Professional Employer Organization

PART 4 ANALYSTS SAY THAT PEOS -- AN OUTSOURCING SOLUTION TO THE COMPLEXITIES AND COSTS OF EMPLOYMENT MANAGEMENT -- ARE POTENTIALLY A $1.3 TRILLION INDUSTRY, WITH REVENUES GROWING AT A 30 PERCENT ANNUAL RATE AT LEAST THROUGH THE YEAR 2005. PEO SERVICES, PRIMARILY PROVIDED TO SMALL- TO MEDIUM-SIZED BUSINESSES, INCLUDE PAYROLL AND HUMAN RESOURCE ADMINISTRATION, HEALTH CARE AND WORKERS' COMPENSATION COVERAGE AND OTHER BENEFITS SUCH AS 401(K) PLANS AND CREDIT UNIONS.

Other service providers, such as payroll processing firms, benefits and safety consultants and temporary services agencies also offer services to assist businesses with certain tasks. However, they do not provide such a comprehensive range of employment-related services. PEOs, on the other hand, offer a "one stop shop" where employers can find solutions to all of their human resources problems and save money in the process. By consolidating the employees of many employers, PEOs achieve economies of scale (reducing benefit costs by five to 15 percent) and are able to offer employees services and insurance coverage at levels typically available only to large corporations. An area of particular savings for member employers is workers' compensation. With workers' compensation costs predicted to grow at 10 percent annually, small- to medium-sized companies with high workers' compensation claims stand to benefit substantially by outsourcing to PEOs. Analysts project that virtually all employers with 500 or fewer employees -- of which there are over five million in the U.S. -- would benefit financially by outsourcing to PEOs. Currently, only 50,000 small businesses use PEOs.

[PIE CHART]

U.S. SMALL COMPANY EMPLOYMENT
 / /   LESS THAN 500 EMPLOYEES
       REPRESENTS 49 MILLION EMPLOYEES

 / /   MORE THAN 500 EMPLOYEES

Source:  Bureau of Labor Statistics,
         Small Business Administration




                                                   NOVACARE 1996 ANNUAL REPORT 9

NOVACARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)                                                                   As of June 30,
                                                                            ------------------------
                                                                               1996           1995
                                                                            ---------      ---------
ASSETS
Current assets:
    Cash and cash equivalents .........................................     $  95,724      $ 158,636
    Accounts receivable, net of allowance in 1996 and 1995 of $18,995
      and $19,718 respectively ........................................       192,636        192,652
    Inventories .......................................................        13,948         11,213
    Deferred income taxes .............................................        14,875         16,748
    Other current assets ..............................................        14,976         34,571
                                                                            ---------      ---------
         Total current assets .........................................       332,159        413,820
Property and equipment, net ...........................................        63,319         63,659
Excess cost of net assets acquired, net ...............................       354,117        352,115
Investment in joint ventures ..........................................        11,984           --
Deferred income taxes .................................................         2,332          1,470
Other assets, net .....................................................        25,820         21,493
                                                                            ---------      ---------
                                                                            $ 789,731      $ 852,557
                                                                            =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current portion of financing arrangements .........................     $   8,173      $  32,684
    Accounts payable and accrued expenses .............................        93,854         93,088
    Income taxes payable ..............................................         6,420         32,922
                                                                            ---------      ---------
         Total current liabilities ....................................       108,447        158,694
Financing arrangements, net of current portion ........................       184,042        192,331
Deferred income taxes .................................................         9,625          8,147
Other .................................................................         3,223          5,750
                                                                            ---------      ---------
         Total liabilities ............................................       305,337        364,922
                                                                            ---------      ---------
Comments and contingencies ............................................          --             --
Shareholders' equity:

    Common stock, $.01 par value; authorized 200,000 shares,
       issued 66,091 shares in 1996 and issued 65,476 shares in 1995 ..           661            656
    Additional paid-in capital ........................................       253,918        250,857
    Retained earnings .................................................       253,430        238,149
                                                                            ---------      ---------
                                                                              508,009        489,662
Less:    Common stock in treasury (at cost), 3,190 shares in 1996
            and 187 shares in 1995 ....................................       (23,465)        (1,614)
         Deferred compensation ........................................          (150)          (413)
                                                                            ---------      ---------
         Total shareholders' equity ...................................       484,394        487,635
                                                                            ---------      ---------
                                                                            $ 789,731      $ 852,557
                                                                            =========      =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

10 NOVACARE 1996 ANNUAL REPORT

                                                 NOVACARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share data)                                For the Years Ended June 30,
                                                              ---------------------------------------
                                                                 1996           1995           1994
                                                              ---------      ---------      ---------
Net revenues ..............................................   $ 793,038      $ 905,359      $ 789,745
Cost of services ..........................................     575,480        640,232        529,007
                                                              ---------      ---------      ---------
         Gross profit .....................................     217,558        265,127        260,738
Selling, general & administrative expenses ................     140,456        151,759        125,098
Provision for uncollectible accounts ......................      16,359         15,918         14,453
Amortization of excess cost of net assets acquired ........       9,874         10,937          7,225
Provision for restructure and other nonrecurring items ....      13,370        (57,368)         5,754
                                                              ---------      ---------      ---------
         Income from operations ...........................      37,499        143,881        108,208
Investment income .........................................       4,999          5,405          5,304
Interest expense ..........................................     (12,536)       (23,298)       (17,077)
Minority interest .........................................         (96)          (404)          (543)
                                                              ---------      ---------      ---------
         Income before income taxes .......................      29,866        125,584         95,892
Income taxes ..............................................      14,585         63,660         37,678
                                                              =========      =========      =========
         Net income .......................................   $  15,281      $  61,924      $  58,214
                                                              =========      =========      =========
         Net income per common share ......................   $     .24      $     .95      $     .90
                                                              =========      =========      =========
         Weighted average number of common share
            outstanding ...................................      64,325         65,163         64,663
                                                              =========      =========      =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                  NOVACARE 1996 ANNUAL REPORT 11

12 NOVACARE 1996 ANNUAL REPORT

DIRECTORS

JOHN H. FOSTER
Chairman of the Board and
Chief Executive Officer

TIMOTHY E. FOSTER
President and Chief Operating Officer

E. MARTIN GIBSON
Retired Chairman and
Chief Executive Officer,
Corning Lab Services, Inc.

SIRI S. MARSHALL
Senior Vice President,
General Counsel and Secretary,
General Mills, Inc.

STEPHEN E. O'NEIL
Private Investor

GEORGE W. SIGULER
Founding Partner,
Siguler, Guff & Company, LLC

ROBERT G. STONE, JR.
Retired Chairman of the Board,
Kirby Corporation

DANIEL C. TOSTESON, M.D.
Dean of the Faculty of Medicine,
Harvard Medical School

SENIOR MANAGEMENT

PETER D. BEWLEY
Senior Vice President,
General Counsel and Secretary

SUSAN J. CAMPBELL
Vice President, Communications
and Investor Relations

DARYL A. DIXON
President and General Manager,
Contract Services Division

JOHN H. FOSTER
Chairman of the Board and
Chief Executive Officer

TIMOTHY E. FOSTER
President and Chief Operating Officer

ROBERT E. HEALY, JR.
Senior Vice President,
Finance and Administration and
Chief Financial Officer

RONALD G. HISCOCK
President and General Manager,
Outpatient Division

LAURENCE F. LANE
Senior Vice President,
Regulatory Affairs

ARTHUR T. LOCILENTO, JR.
Senior Vice President,
Human Resources

STEVEN M. WISE
Vice President, Information Systems and
Chief Information Officer

Note: No family relationships exist
among any of the directors or officers

SHAREHOLDER INFORMATION

Corporate Headquarters

NovaCare, Inc.
1016 West Ninth Avenue
King of Prussia, PA  19406
(610) 992-7200

STOCK TRADING

NovaCare, Inc. common stock and 5.5% convertible subordinated debentures, due in 2000, are traded on the New York Stock Exchange under the symbols "NOV" and "NOV/2000", respectively.

INFORMATION REQUESTS

Investors, analysts and others seeking information should contact: NovaCare's Communications and Investor Relations Department
(610) 992-7495

SHAREHOLDER RECORDS

Shareholders desiring to change the name, address or ownership of stock or to report lost certificates should contact:
American Stock Transfer Company
40 Wall Street, 46th Floor
New York, NY  10005
(718) 921-8200

                           [PICTURE OF BISINESS CARD]