Form 10-K, Exhibit 13
period 1997-06-30
NOVACARE INC
filed 1997-09-19
CIK 802843

                                                                      EXHIBIT 13



                          NOVACARE 1997 ANNUAL REPORT


                                   Front Cover

Photo of

Tony Volpentest, world record holder and gold medal winner in the 1996 Paralympic Games.




Photo of swallowing test

A new computer-based technology for treating swallowing disorders dramatically improves patient outcomes.






Photo of employees from a shoe manufacturer

Small company employees receive big company benefits through NovaCare Employee Services.




Photo of

NovaCare physical therapist, Ed Malloy, working with Rod Brind'Amour of the Philadelphia Flyers.




                       HELPING MAKE LIFE A LITTLE BETTER

                              Inside Front Cover


HELPING MAKE LIFE A LITTLE BETTER






RESPECT FOR THE INDIVIDUAL


SERVICE TO THE CUSTOMER


PURSUIT OF EXCELLENCE


COMMITMENT TO PERSONAL INTEGRITY




NOVACARE, INC. is a national leader in physical rehabilitation services and employee services. As the clinical leader in rehabilitation, the company treats 37,000 patients per day in cost-effective outpatient and long-term care settings, and has achieved number one market shares in long-term care and orthotic and prosthetic rehabilitation. In addition, NovaCare is the nation's second largest provider of outpatient rehabilitation services and the second largest professional employer organization, administering the full array of human resource functions, including the management of health care benefits and workers' compensation, for small and medium-sized businesses.

NOVACARE'S VALUES unify our Company and mandate an open, participative, empowered environment. Health care is changing at a remarkable pace and our Company is expanding into new businesses. Our values-based culture enables us to set aside the organizational anxiety and self-interest that often accompany change. Instead, the pursuit of our values unlocks our inherent capacity to drive change, creating immense opportunity. Without question, our greatest strength and competitive advantage is our people, values-driven culture and capacity for change.




FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

FOR THE YEAR ENDED JUNE 30,                                      1997           1996           1995
---------------------------------------------------------------------------------------------------
Net revenues                                               $1,066,451       $793,038       $905,359
Net income                                                     38,910         15,281         61,924
Net income per common share                                $      .62       $    .24       $    .95

Weighted average number of common shares outstanding           63,081         64,325         65,163

AS OF JUNE 30,                                                   1997           1996           1995
---------------------------------------------------------------------------------------------------
Working capital                                            $  173,576       $223,712       $225,126
Total assets                                                1,014,304        789,731        852,557
Total liabilities                                             506,298        305,337        364,922
Shareholders' equity                                          508,006        484,394        487,635

                         LEADERSHIP PERFORMANCE GROWTH




NOVACARE HOLDS NUMBER ONE OR NUMBER TWO MARKET POSITIONS IN EACH OF ITS MAJOR BUSINESSES AND LEADING SHARES IN ALMOST HALF OF ITS 17 TARGET MARKETS.

                     Outpatient Rehabilitation Centers Graph

                                   (1995) 324
                                   (1996) 466
                                   (1997) 638


INVESTMENTS IN INFORMATION TECHNOLOGY CREATE SUPERIOR CUSTOMER SERVICE AND IMPROVE ADMINISTRATIVE EFFICIENCY TO HELP NOVACARE MAINTAIN A LOW-COST POSITION.



                          Therapists per Manager Graph

                                   (1995) 10.5
                                   (1997) 17.1


NOVACARE PROVIDES CREATIVE OUTSOURCED SOLUTIONS TO THOUSANDS OF CUSTOMERS -- FROM LONG-TERM CARE FACILITIES TO PHYSICIANS, ATHLETIC TEAMS AND EMPLOYERS.


                  Long-term Care Contracts Graph ($ millions)

                               New Contract Sales
                                   (1995) 116
                                   (1996) 120
                                   (1997) 127

                             Customer Cancellations
                                   (1995)  86
                                   (1996) 127
                                   (1997)  82

WITH ITS ENTRY INTO THE EMPLOYEE SERVICES BUSINESS, NOVACARE LEVERAGES ITS PROVEN EXPERTISE IN HUMAN RESOURCE MANAGEMENT.


                              Total Employees Graph

                                  (1993) 9,550
                                  (1994) 14,125
                                  (1995) 15,440
                                  (1996) 14,685
                                  (1997) 39,291

TO OUR SHAREHOLDERS




EXECUTIVE PHOTO

Timothy E. Foster
Chief Executive Officer
(left)

John H. Foster
Chairman of the Board
(center)

James W. McLane
President and Chief Operating Officer
(right)




                            Net Revenues($ millions)

                             Rehabilitation Services
                                   (1992) 392
                                   (1993) 582
                                   (1994) 789
                                   (1995) 905
                                   (1996) 793
                                   (1997) 927

                                Employee Services
                                   (1997) 139




To Our Shareholders:

     Fiscal 1997 was an excellent year: a year in which the restructure and strategy development of 1995 and 1996 yielded strong returns. Spurred by expanding market share and margins in each of our businesses, earnings per share reached $.62 compared with $.24 per share in fiscal 1996. Adjusting fiscal 1996 for a restructure charge and a provision to increase accounts receivable reserves, 1997 earnings per share increased 29% over the prior year.

     Our dramatic return to growth was fueled by the successful implementation of the strategy set forth in last year's annual report.

     -    Expand outpatient services

     -    Develop occupational health services

     - Launch a professional employer organization, or employee services business

     -    Focus growth and integration efforts in select target markets

     This report will discuss the progress and impact of our strategy and organizational development, while highlighting four themes that underpin our current success and plans for the future.

GROWTH IN OUTPATIENT SERVICES

     Revenues from rehabilitation services grew 15% in fiscal 1997, and operating income increased 63%. The revenue enhancement stemmed principally from growth in our outpatient services, comprising physical and occupational therapy, artificial limbs (prosthetics) and custom braces (orthotics). An 88% increase in the number of managed care contracts led to 2% growth in our base outpatient clinics business despite an 8% decrease in pricing. We also acquired 52 outpatient businesses with aggregate annualized revenues of $140 million. Disciplined cost controls and greater scale offset the price declines and our outpatient base business gross profit margins increased from 26% in fiscal 1996 to 28% in fiscal 1997.

     In addition to outpatient growth, our rehabilitation business benefited from a significant increase in the number of long-term care facilities outsourcing their rehabilitation programs to NovaCare. Propelled by our outstanding clinical programs, information technology advances and unsurpassed levels of therapist recruiting, new contract sales reached record levels and cancellations dropped to a three-year low. As a result, contract rehabilitation revenues increased 9%. While this business faces the prospect of changing Medicare reimbursement, which will decrease margins, we are confident that our preparation will enable us to better manage costs, while differentiating our service and expanding our already overwhelming market leadership in this business. The faster growth of our outpatient services relative to our long-term care outsourcing business reduced our reliance on Medicare as a payer to 45% of gross profits in fiscal 1997.

DEVELOPMENT OF OCCUPATIONAL HEALTH SERVICES

     Leveraging the expertise gained from annually rehabilitating thousands of patients with work-related injuries, we expanded our occupational health business with acquisitions in Connecticut,

Arizona and Northern California. NovaCare provides "workplace-to-workplace" service, from worksite evaluation, to injury/illness diagnosis and physician treatment, through rehabilitation and back to work, to minimize health care, disability and lost productivity costs to employers. Occupational health remains a highly fragmented $30 billion industry in which market leadership is far from decided.

ENTERING THE EMPLOYEE SERVICES INDUSTRY

     We entered the employee services industry and became an industry leader in fiscal 1997. The acquisition of four professional employer organizations (PEOs) and the outsourcing of NovaCare's 19,000 employees to the newly formed NovaCare Employee Services, Inc., established that subsidiary as the second largest PEO in the United States.

     In return for an administrative fee and a share of reduced costs, PEOs assume administrative activities and risks associated with employment, typically for small and mid-sized businesses. It is a market opportunity that exceeds $1 trillion and leverages NovaCare's expertise in human resource management, outsourcing, information technology, occupational health, and existing relationships with innumerable smaller health care companies.

FOCUSED GROWTH IN TARGET MARKETS

     To build and maintain leading market positions in our rehabilitation services businesses, we focused on 17 selected markets. Our goals were to enhance physician and health system relationships, increase brand awareness and leverage our infrastructure investments in those communities. In 1997, nearly 90% of our rehabilitation acquisitions and start-up centers were in the target markets -- the same markets in which we will expand our employee services business. By year-end, we held leading market share positions in almost half of these markets.

ORGANIZATIONAL DEVELOPMENT

     It was very clear to us that our aggressive growth strategy coupled with the rapidly changing health care environment would require expansion of the leadership team. Accordingly, in late April, Timothy E. Foster was appointed Chief Executive Officer. A founding Director of NovaCare, Tim served most recently as President and Chief Operating Officer and, prior to that, as Senior Vice President and Chief Financial Officer. His strategic contributions and leadership in repositioning NovaCare have increased market share, improved margins and return on equity, and enhanced shareholder value.

     James W. McLane simultaneously was appointed President and Chief Operating Officer. Jamie brings a wealth of health policy and managed care expertise and relationships, as well as extensive executive leadership and business-building experience. Prior to joining NovaCare, Jamie served as Chief Executive Officer of Aetna Health Plans, a $7.5 billion managed care insurer, the nation's third largest. Jamie already has made positive contributions to our operations and service delivery. (See article on page 12.)

     To bring new insight and marketing expertise to the PEO industry, Loren J. Hulber was appointed President and Chief Executive Officer of NovaCare Employee Services. Loren was formerly of American Brands where he served as President and Chief Executive Officer of Day-Timers, Inc., the leader in personal time management services. Loren also brings an exceptional background as a business builder with specific expertise in brand development.

LOOKING AHEAD

     Our plans for the future are aggressive. In outpatient rehabilitation, we will focus on internal growth and acquisitions to strengthen market positions and plan to accelerate the expansion of our occupational health business. The contract rehabilitation business continues to show increases, and we are confident about our ability to gain market share in this changing reimbursement environment. Finally, we plan to forge ahead in the employee services business by expanding into at least two new markets. This is perhaps NovaCare's greatest growth opportunity, since less than 5% of potential customers currently utilize PEO services.

     NovaCare Employee Services intends to make an initial public offering in fiscal 1998. Approximately 20% of the subsidiary's stock will be sold to the public with a majority ownership position retained by NovaCare. The public offering allows us to capitalize on the increasing interest of investors in this high-growth industry, recoup NovaCare's initial investment, and create an attractive security with which to acquire additional PEOs.

     As we conclude 1997, we are firmly on the road to realizing our long-term strategy of building a strong rehabilitation and employee services company. We are number one in outsourced rehabilitation services in long-term care settings and orthotics and prosthetics, and we hold the number two market position in outpatient physical therapy and employee services, having entered the latter two businesses more recently.

     We have attained our leadership positions by investing in a unique set of knowledge-based capabilities: our expertise in outsourced services, information technology and human resource management, which differentiates our services. We describe these capabilities in more detail later in this report.

     Of course, behind the competencies that differentiate us, stand our employees. We continue to invest in them, and they return that investment time and again with substantial results -- all the while Helping Make Life a Little Better for our patients, customers, and communities.

     On behalf of your Board and management, we extend our thanks to all NovaCare employees and offer our appreciation to you, our shareholders, for your continuing confidence and support.




/s/ John H. Foster                                   /s/ Timothy E. Foster

John H. Foster                                       Timothy E. Foster
Chairman                                             Chief Executive Officer

ACHIEVING MARKET LEADERSHIP




Photo of

Tony Volpentest, world record holder and gold medal winner in the 1996 Paralympic Games.




                    Revenues From Sabolich Socket Technology
                                Graph($ millions)

                                  (1995)  .57
                                  (1996) 7.95
                                  (1997)15.18




HELPING MAKE LIFE A LITTLE BETTER

                    Revenues From Upper Extremity Prosthetics
                                Graph ($ million)

                                   (1995) 3.44
                                   (1996) 5.65
                                   (1997) 8.54




NOVACARE HAS ACHIEVED NUMBER ONE OR TWO MARKET POSITIONS IN EACH OF ITS MAJOR BUSINESSES THROUGH CLINICAL LEADERSHIP, SUPERIOR OUTCOMES AND EXPERT SERVICES.




The race for leading market positions is hard won, but the rewards are substantial -- higher margins, superior return on equity and enhanced shareholder value.

     Our process begins with the selection of industry sectors that are large, fragmented, growing rapidly and that would benefit from our expertise in outsourcing, information technology and human resource management.

     We start with an aggressive consolidation and integration program. Rapid consolidation is key to achieving the scale that creates margin opportunity and warrants the investment made in service differentiation. We focus on target geographic markets to leverage the cost of field management and concentrate our resources on the most critical relationships in a community. We invest heavily in the employees of acquired businesses, orienting them to our core values, and creating alignment with common goals which, in turn, facilitates integration.

     Consolidating industries to create scale is part of our history. Twelve years ago, we entered the rehabilitation business as the nation's largest provider of speech-language pathology services with $5 million in revenues. Since then, we have completed 38 acquisitions and created a $550 million business in outsourced rehabilitation services in the long-term care market.

     Similarly, early in this decade, we entered the outpatient rehabilitation and orthotic and prosthetic sectors by acquiring 197 businesses. Today, we have an integrated network of 644 outpatient centers across 37 states, with net revenues of approximately $360 million in fiscal 1997. Finally, last year, we entered the employee services industry with four acquisitions.

     Our scale has enabled us to make the investments necessary to differentiate our services. In rehabilitation, we have invested in research and development to distinguish our services clinically. Two recent innovations, the Vigor(SM) rehabilitation and wellness program for seniors, developed in partnership with Nautilus(R), and a computer-based technology for the treatment of swallowing disorders, are enjoying strong demand from customers that wish to be clinically differentiated in their local communities.

     We have been a leader in the development of outcomes, which are so critical to defining quality of care. We have the nation's largest database of rehabilitation outcomes in long-term care -- data that has been utilized in several high-profile research studies. Further, we have established a professorship to advance rehabilitation outcomes research at the Harvard School of Public Health.

     NovaCare is recognized internationally for technological leadership in prosthetics, including prosthetics that sense hot and cold, our unique Sabolich socket that offers both comfort and a secure fit, and our use of myoelectrics to enable amputees to open and close their hands at will.

     In employee services, we are differentiated by our human resource management expertise gained through 12 years of managing large numbers of employees in dispersed locations. We help our customer, the small and mid-sized business, attract and retain a quality workforce through employee benefits historically available only to employees of much larger organizations. We are unique in our ability to manage health care costs for employers, including workers' compensation and rehabilitation.

     At NovaCare, each of our major businesses ranks number one or two in its sector. These leadership positions have been enhanced through the development of outsourcing capabilities and investments in information technology and human resource management, discussed on the following pages.

PROVIDING CREATIVE OUTSOURCED SOLUTIONS




Photo of

NovaCare physical therapist, Ed Malloy, working with Rod Brind'Amour of the Philadelphia Flyers.




Service Relationships by Customer Type Graph
(Total Customers 13,900)

(1997)
Temporary Staffing 1,700
Contract Rehabilitation 1,770
Employee Services 1,700
Athletic Teams 1,100
Managed Care 351
Management Consulting 797
Occupational Health 6,500




HELPING MAKE LIFE A LITTLE BETTER

FROM NURSING HOMES TO MANUFACTURERS TO HOCKEY TEAMS, NOVACARE PROVIDES CREATIVE, COST-EFFECTIVE OUTSOURCED SOLUTIONS FOR HEALTH CARE ORGANIZATIONS, EMPLOYERS AND BUSINESSES.




Instrumental in our success in outsourcing is an ability to understand and anticipate the needs of our customers, while smoothly integrating into their operations, so they can focus on their businesses. We manage activities that our customers may not have the necessary scale, expertise, time or staff to handle. Our goal is to be a partner with our customers, whether a small business, an orthopedic surgeon, a managed care organization or a facility administrator.

     Our expertise in long-term care has led to considerable growth in our outsourced rehabilitation services within that industry. Although rehabilitation is a relatively small department in a long-term care facility, it is critical to attracting patients. Yet, effectively managing a rehabilitation program, including recruiting and retaining therapists, developing and implementing clinically differentiated programs, and complying with frequently changing regulations, calls for scale and specialized knowledge beyond that of most facilities. This is why, with reimbursement rules becoming ever more complex, we are signing a record number of new contracts and increasing our market share.

     As partners with our customers, we add and adapt services as our customers' needs change. Last year, through NovaPro(SM) Temporary Staffing, we established relationships with approximately 1,700 health care institutions to provide clinicians on a temporary basis. And, we expanded the services of Polaris Group, our management consulting division, which provides expertise in program development, reimbursement and regulatory compliance, and added 173 new clients.

     Physicians, hospitals, managed care companies and employers turn to our outpatient services for their patients, members and employees because we are experts in rehabilitation. Our athletic trainers and physical therapists work with 13 professional teams and more than 1,000 high school teams; our emerging occupational health business serves 6,500 employers; and we operate 644 outpatient clinics nationwide.

     We strive to integrate seamlessly into our customers' operations and to improve their service to their customers. Our long-term care employees are part of the facility team, participating with nursing in every patient care activity, from admissions to daily care plan conferences to training programs for staff members and families. We offer strength-building rehabilitation and wellness programs for seniors, which our customers present as their Vigor(SM) programs. Our athletic trainers are on the playing field in customer team jerseys. As a co-employer with 1,700 employee services customers, we work directly with employees, fielding questions that range from health care coverage to vacation policy and other benefits.

DRIVING RESULTS WITH INFORMATION TECHNOLOGY




Photo of swallowing test

A new computer-based technology for treating swallowing disorders dramatically improves patient outcomes.




                  Facilities with NovaCare's Information System
                                      Graph



                                  (1995) 1,500
                                  (1996) 1,600
                                  (1997) 1,730




HELPING MAKE LIFE A LITTLE BETTER

                    Patient Outcomes in NovaNet Plus Database
                                      Graph

                                  (1995) 5,100
                                  (1996) 15,600
                                  (1997) 36,000




FROM TECHNOLOGIES APPLIED TO PATIENT CARE TO INFORMATION MANAGEMENT, WE IMPROVE OUR CUSTOMERS' PERFORMANCE BY PROVIDING KNOWLEDGE-BASED SERVICES AND TECHNOLOGY BEYOND THE REACH OF THEIR INTERNAL SYSTEMS.




We create value for our customers by providing them information specific to their needs - information which is generally unavailable from their internal systems. In long-term care, we support our customers with information that allows them to differentiate their services in the local community. This information is provided through our proprietary system, NovaNet PLUS, introduced in mid-1995. With NovaNet PLUS, customers can manage their clinical caseload, track referral and discharge patterns, determine the cost of care per patient, evaluate the effectiveness of various treatment methods, and compare their clinical outcomes with a national database of comparable patients. This system has proven so popular with customers that today we are in the process of installing NovaNet PLUS throughout two large long-term care organizations, including many locations where NovaCare is not currently the rehabilitation services provider.

     Occupational health and employee services customers want to return disabled employees to work as quickly and safely as possible. We support the employer's information needs by providing critical data on caseload, incidence of injury, absence and costs. We also provide progress reports so that supervisors can make informed decisions on staffing and production.

     Through applied technologies, we provide health care customers with clinical advances otherwise unavailable to them. Estimates are that swallowing problems affect as many as 40% of the patient population in nursing homes. The new NovaCare program for the diagnosis and treatment of swallowing dysfunction, pictured here, incorporates computer-based technology that is noninvasive, portable, and provides real-time information on swallowing functions. Additionally, this program offers the opportunity to provide a cost-effective, convenient alternative to patients who might otherwise need to travel to a distant hospital for repeated diagnostic procedures.

     The same information technology that adds value for our customers has substantially improved NovaCare's efficiency and profitability. With the implementation of NovaNet PLUS, our managers have access to daily information on billing, payroll, productivity and clinical management to optimize caseload and profitability. This support has allowed us to reduce the time formerly invested by field management in information gathering and analysis by 90% and to increase managers' spans of control by 62%, while at the same time improving customer and employee retention rates. Developments like these contributed to an increase in our operating profit margin for rehabilitation services from 6% in fiscal 1996 to 8% in fiscal 1997, at a time when most health care providers experienced profit erosion.

MANAGING HUMAN RESOURCES




Photo of employees from a shoe manufacturing company

Small company employees receive big company benefits through NovaCare Employee Services.




"Employer of Choice" Results
Clinicians Recruited For Customer Facilities

Contract Rehabilitation
(1993) 2,297
(1994) 2,340
(1995) 2,447
(1996) 2,298
(1997) 2,605

Temporary Staffing
(1997) 1,783




HELPING MAKE LIFE A LITTLE BETTER

NOVACARE HAS LEVERAGED ITS EXPERTISE AS THE "EMPLOYER OF CHOICE" IN REHABILITATION SERVICES TO BECOME THE NATION'S SECOND LARGEST EMPLOYEE SERVICES COMPANY.




NovaCare's most critical resources -- our 19,000 people -- are highly dispersed and working in small groups in 2,400 locations nationwide -- in our customers' health care facilities and our own outpatient centers. With NovaCare Employee Services, we have added 20,000 employees -- located in the workplaces of our employee services customers. To manage this number of employees effectively requires a strong core competency in human resource management.

     In rehabilitation, our ability to recruit and retain rehabilitation professionals for our customers has been critical to our customers' success. In fact, one of the reasons for outsourcing rehabilitation is the difficulty that health care facilities experience in attracting and maintaining an adequate number of therapists.

     We support new customers and the growth of existing customers' programs with the most effective recruiting organization for rehabilitation professionals in the industry, with a proprietary information system that tracks every contact with prospective clinical employees and today represents a database of 96,000 clinicians.

     Demand for rehabilitation clinicians continues to exceed the supply, yet NovaCare has been successful in recruiting a disproportionate share of therapists and is, today, one of the leading employers of rehabilitation therapists in the world. Over the past five years, we have hired an average of 2,400 therapists per year to work in our contract rehabilitation business and, in fiscal 1997, we recruited an additional 1,800 clinicians for our temporary staffing division.

     Creating an organization of highly productive employees has required that we develop "best practices" in recruiting, training and development, and rewards, including pay, flexible benefits and recognition programs. Employee surveys conducted by an outside firm consistently rank the satisfaction of NovaCare's employees above average in comparison with that of employees of other health care companies.

     The employee services business is a natural outgrowth of our strength and experience in managing a dispersed workforce. In addition, the advantage to our customer is our ability to control the cost of health care, including rehabilitation and workers' compensation, which for many employers represents the highest cost after payroll expenses. At NovaCare, for example, effective management of workers' compensation reduced our costs as a percentage of salaries by 38% over the past three years.

     Our human resources capabilities have provided attractive returns for NovaCare shareholders. Through training, management and systems support, we have improved the productivity of our therapists in both long-term care and outpatient settings, helping to mitigate pricing pressures. For example, in 1990 our therapists in the long-term care business spent 65% of their time on direct patient care; today that number is 73%. Further, last year, we were able to transition most of our salaried clinicians to an hourly pay and flexible time basis, to better align with the way our customers pay for services. With this change, we reduced unit labor costs by 2% and, at the same time, realized the highest employee retention rate in two years.

     Our capabilities in human resource management have differentiated us in rehabilitation services and will differentiate us in our employee services business, where we are the outsourced human resources department for our clients.

12


                                                              NovaCare dove logo




JAMES W. McLANE JOINS NOVACARE EXECUTIVE TEAM

Jamie McLane joins NovaCare with 28 years' experience in senior management positions in the Federal Government, Citicorp and Aetna. Just prior to joining NovaCare as its new President and Chief Operating Officer, Jamie served as Chief Executive Officer of Aetna Health Plans. Prior to 1991, he held various positions at Citicorp, including Senior Vice President and Division Executive of both the Global Insurance and Capital Investments Divisions. He has served as co-chair of the task force on Medicare reform for the Executive Committee of the Health Care Leadership Council, as a member of the Jackson Hole Group, and as Chairman of Outward Bound USA.

"I look forward to melding my management and leadership experience, my knowledge of the rapidly evolving and ever challenging health care system, and my relationships with employers, providers and managed care organizations with the proven abilities of NovaCare's management team," says McLane.

"Working together with all NovaCare employees, we will continue to create shareholder value by HELPING MAKE LIFE A LITTLE BETTER for our customers and patients. We will accomplish this through a disciplined focus on the four themes that underlie NovaCare's recent success and our plans for the future:

o    Attaining market leadership in each business and each target market;

o Providing creative outsourced solutions for an expanding array of customers;

o Developing information technology capabilities to ensure superior customer service and outcomes-oriented health care quality at a competitive cost; and

o Managing human resource programs for employers so they can better care for their patients, customers and employees."

NovaCare, Inc.




                                Inside Back Cover




DIRECTORS

John H. Foster
Chairman of the Board

Timothy E. Foster
Chief Executive Officer

E. Martin Gibson
Retired Chairman and Chief Executive Officer, Corning Lab Services, Inc.

Siri S. Marshall, Esq.
Senior Vice President and General Counsel, General Mills, Inc.

James W. McLane
President and Chief Operating Officer

Stephen E. O'Neil
Private Investor

George W. Siguler
Founding Partner,
Siguler, Guff & Company, LLC

Robert G. Stone, Jr.
Retired Chairman of the Board,
The Kirby Corporation

Daniel C. Tosteson, M.D.
Caroline Shields Walker Distinguished
Professor of Cell Biology and
Dean Emeritus of the Medical Faculty,
Harvard University


SENIOR MANAGEMENT

Peter D. Bewley
Senior Vice President,
General Counsel and Secretary

Susan J. Campbell
Vice President,
Communications and Investor Relations

Daryl A. Dixon
President and General Manager,
Contract Rehabilitation Division

John H. Foster
Chairman of the Board

Timothy E. Foster
Chief Executive Officer

Robert E. Healy, Jr.
Senior Vice President,
Finance and Administration and
Chief Financial Officer

Ronald G. Hiscock
President and General Manager,
Outpatient Division

Loren J. Hulber
President and Chief Executive Officer,
NovaCare Employee Services, Inc.

Aven A. Kerr
Senior Vice President,
Human Resources

Laurence F. Lane
Senior Vice President,
Regulatory Affairs

James W. McLane
President and Chief Operating Officer

Steven M. Wise
Vice President, Information Systems and
Chief Information Officer

Note: No family relationships exist among any of the directors or officers.


SHAREHOLDER INFORMATION

Corporate Headquarters
NovaCare, Inc.
1016 West Ninth Avenue
King of Prussia, PA 19406
(800) 331-8840
Online address: www.novacare.com


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

NovaCare's Communications and Investor Relations Department
(610) 992-7495

SHAREHOLDER RECORDS

Shareholders desiring to change the name, address or ownership of stock or to report lost certificates should contact:

American Stock Transfer Company
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921-8200

                                   Back Cover




                                                         NovaCare Logo




                                                       NovaCare, Inc.
                                                       1016 West Ninth Avenue
                                                       King of Prussia, PA 19406
                                                       800-331-8840
                                                       www.novacare.com