Form 10-K405, Exhibit 13
period 1998-06-30
NOVACARE INC
filed 1998-09-16
CIK 802843

                                   HARNESSING
                                     CHANGE
                                   TO ACHIEVE
                                   LEADERSHIP
                                       &
                                  PERFORMANCE

                                                                        NOVACARE

                                                                        1998




                                                                        ANNUAL

                                                                        REPORT

                          N O V A C A R E    I N C



RESPECT FOR THE INDIVIDUAL

SERVICE TO THE CUSTOMER

PURSUIT OF EXCELLENCE

COMMITMENT TO PERSONAL INTEGRITY



NOVACARE

NovaCare, Inc. is a national leader in physical rehabilitation services and employee services, and a rapidly growing provider of occupational health services. As the clinical leader in rehabilitation, the company treats more than 47,000 patients per day in cost-effective outpatient and long-term care settings, and has achieved number one market shares in long-term care and orthotic and prosthetic rehabilitation. In addition, NovaCare is the nation's second largest provider of outpatient physical therapy and rehabilitation services and the third largest occupational health services company. Its subsidiary, NovaCare Employee Services, Inc., is the second largest professional employer organization, administering the full array of human resource functions, including the management of health care benefits and workers' compensation, for small and medium-sized businesses.

OUR VALUES

NovaCare's values unify our company and mandate an open, participative, empowered environment. Health care is changing at a remarkable pace and our company is expanding into new businesses and new markets. Our values-based culture enables us to set aside the organizational anxiety and self-interest that often accompany change. The pursuit of our values unlocks our inherent capacity to drive change, creating immense opportunity. Without question, our people, values-driven culture and capacity for change are our greatest strengths and our competitive advantage.

ON THE COVER

Mike Penketh, a NovaCare customer who has been fitted with two myoelectric devices, is the only bilateral amputee pilot in the world authorized to perform low level aerobatics.

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)
FOR THE YEAR ENDED JUNE 30,                          1998             1997             1996
Net revenues                                  $ 1,671,925       $ 1,066,451      $  793,038
Net income                                         57,915            38,910         15,281
Net income per share assuming dilution                .91               .62             .24
Weighted average number of common
   shares outstanding assuming dilution            63,584            62,455          63,918

AS OF JUNE 30,                                       1998             1997             1996
Working capital                               $   225,773       $   173,576      $  223,712
Total assets                                    1,356,042         1,014,304         789,731
Total liabilities                                 775,369           506,298         305,337
Shareholders' equity                              580,673           508,006         484,394

Outpatient physical therapy and rehabilitation, orthotic and prosthetic services and occupational health services are provided through a network of 910 centers in 38 states.



NovaCare treats nearly one of every five patients receiving rehabilitation services in long-term care facilities, providing treatment in 1,900 customer facilities nationwide.



Three thousand small and medium-sized businesses rely on NovaCare for human resources expertise, including the management of health care benefits and workers' compensation.

TO OUR SHAREHOLDERS

TIMOTHY E. FOSTER, CHIEF EXECUTIVE OFFICER; JOHN H. FOSTER, CHAIRMAN; AND JAMES
W. MCLANE, PRESIDENT AND CHIEF OPERATING OFFICER.

Fiscal 1998 was another very successful year for NovaCare. Net revenues increased by 57% over fiscal 1997 to nearly $1.7 billion. That growth, coupled with expanding margins in each business, generated earnings per share (before nonrecurring items) of $.77, an increase of 24% over the prior year. After recording gains derived from the initial public offering of NovaCare Employee Services, Inc. and a partially offsetting restructure charge, the company reported fiscal 1998 earnings per share of $.91.

         Our continued growth is attributable to the disciplined implementation of strategies set forth in our 1996 and 1997 annual reports:

         - Focus outpatient services growth in targeted geographic markets.

         -        Develop occupational health services.

         -        Launch an employee services company.

         In addition, changes in the marketplace provided the impetus for a fourth key strategy:

         - Leverage regulatory change to gain market share in long-term care services.

OUTPATIENT SERVICES GROWTH IN TARGET MARKETS
Health care remains a business in which the highest margins accrue to the provider with the greatest regional market share and scale. National market leadership has value only if it is derived from a portfolio of pre-eminent regional market positions. This is especially true for our outpatient services business -- outpatient physical therapy and rehabilitation, orthotics and prosthetics (O&P) and occupational health.

   During fiscal 1998 we acquired 43 outpatient physical therapy and rehabilitation practices and opened 40 centers in the confined geography of 15 high opportunity markets. This increased our national network of outpatient centers to 506 locations, the second largest in the nation. Similarly, we acquired 42 O&P businesses in essentially the same markets, broadening our distribution system to 365 sites, and achieved 4% same market growth during the year. At year-end we held the number one or two market position in the majority of our target markets for outpatient physical therapy and rehabilitation and O&P services.

EXPANDING OCCUPATIONAL HEALTH SERVICES
Over the past two years, we have developed an occupational health business that offers an integrated continuum of pre-employment testing, work safety training, physician care and physical rehabilitation services. These services both enhance employee safety and minimize the total cost of disability to employers, and are a natural extension of our experience in rehabilitating thousands of patients with work-related injuries.

   We expanded our occupational health capabilities and revenues in fiscal 1998 through five acquisitions and 4% same market growth. Our network now totals 39 sites concentrated in our 15 target markets.

   As a result of our disciplined growth strategy, revenues in outpatient services increased 43% over fiscal 1997 to $513 million. Gross profit margins expanded from 30% to 31% despite continued pricing pressures from payers.

SUCCESSFUL LAUNCH OF NOVACARE EMPLOYEE SERVICES
Our professional employer organization (PEO), NovaCare Employee Services, Inc. (Nasdaq:NCES), provides small and medium-sized businesses with comprehensive, fully integrated outsourcing solutions to their human resource needs. Services include payroll and benefits administration, risk management, recruiting and training, and human resource consulting.

   Our initial public offering of NCES in November raised $46 million, which we used to retire acquisition debt. NovaCare, Inc. retains an ownership position of 71% in NCES.

   NCES leverages our (1) extensive experience in managing our employees at remote customer worksites, (2) information technology systems, (3) workers' compensation and occupational health expertise, and (4) competencies as a consolidator of fragmented businesses. In addition, by focusing on many of the same target markets as our outpatient businesses, NovaCare's name recognition and credibility help compress the lengthy selling cycle that characterizes this business.

   Since its founding in September 1996, NCES has become the second largest company in its industry. Its 36% same market growth rate is the highest among publicly traded PEOs and its margins exceed the industry average. These results, along with three successfully integrated acquisitions and entry into two new markets, produced a 223% revenue increase in fiscal 1998. We congratulate the NCES team for an excellent year, evidenced by a 249% increase in earnings before interest, taxes, depreciation and amortization -- to $14.7 million.

RECORD PERFORMANCE FOR LONG-TERM CARE SERVICES
Revenues in our long-term care services business increased 15% in fiscal 1998 to $657 million, and the gross profit margin rose from 27% to 28%. We achieved these excellent results despite a nearly 20% reduction in reimbursement in the fourth quarter, due to Medicare's implementation of a revised salary equivalency system in April.

   NovaCare has been preparing for salary equivalency for several years. We led the industry's effort to ensure that the new Medicare

                              TO OUR SHAREHOLDERS


therapy rates would be both appropriate and adequate. At the same time, we reduced our costs and improved our operational flexibility. NovaCare was the first in our industry to convert therapists from fixed (salary) to variable (hourly) compensation. Through information technology, we transitioned our field management into "virtual offices" and broadened spans of control.

   Our success with the salary equivalency transition positions us very well for another Medicare reimbursement change called the prospective payment system
(PPS). Under PPS, Medicare assigns the highest reimbursement to rehabilitation patients and makes long-term care providers far more accountable for controlling costs. As implementation of PPS began on July 1, the need for quality rehabilitation programs to attract patients and variable-cost outsourcing solutions grew far more urgent among long-term care providers.

   For NovaCare, the move to PPS is an exceptional opportunity to increase our market share among smaller, independent and not-for-profit long-term care providers. These facilities have neither the scale nor the expertise to establish in-house therapy programs. Over the past few years, we have concentrated on and expanded our marketing efforts in these segments with great success. As a result of this strategy, NovaCare now treats one in five patients receiving physical rehabilitation in U.S. long-term care facilities.

LOOKING AHEAD
As NovaCare enters fiscal 1999 we hold leading market positions in all of our businesses -- outpatient services, long-term care services, and employee services.

   Our fundamental operating strategies will remain constant with a focus on leveraging our core competencies in physical rehabilitation, occupational health and employee services. We will continue to capitalize on structural change in our industries to achieve market leadership. We remain very enthusiastic about the prospects for each of NovaCare's businesses.

   While our strategy will remain constant, a rapidly changing industry environment may dictate a new corporate and capital structure. When we founded NovaCare, and for more than 13 years thereafter, the critical success factor in rehabilitation was the ability to attract and retain clinical professionals. We became differentiated as the "Employer of Choice" for clinicians. Once we developed that core competency, we extended it from the long-term care setting into outpatient services and employee services.

   In recent years, however, an increased supply of therapists and lower therapy utilization in the long-term care industry have reduced the leverage available from this integrated human resource activity. Today, the most critical success factor in all of our businesses is recognizing and meeting the unique needs of our different customers. Clearly, the needs of long-term care providers are quite different from the needs of the payers, physicians and employers in our outpatient services customer base.

   The capital requirements of the long-term care and outpatient services businesses also differ. Our long-term care services business requires relatively little capital for growth. Stock price multiples in the long-term care sector are expected to be low for the foreseeable future, given the investment community's uncertainty regarding the recent changes in Medicare reimbursement.

   In contrast, the very fragmented outpatient services business offers substantial consolidation opportunities, with a corresponding need for capital to fund acquisitions. A stock with a higher stock price-earnings multiple that is typical of outpatient services industries would afford an attractive currency for strategic acquisitions and for raising capital.

   For all of these reasons, we are considering separating our rehabilitation businesses into two publicly held companies -- a long-term care, geriatric-oriented business and an outpatient physical rehabilitation-oriented business. The precise course and timing we will follow depends on a variety of capital markets, tax, regulatory and operational issues.

HARNESSING CHANGE
   The following pages will discuss in greater detail our strategies for Harnessing Change to Achieve Leadership and Performance. Whether it is meeting the needs of our customers in changing reimbursement environments, or changing the structure of our businesses, all of our achievements will continue to have their source in our capacity for change.

   As always, the cornerstone of our success is our employees. We have turned to them time and time again to pursue new opportunities in our rapidly changing marketplace, and they have consistently delivered excellent results for our patients, customers and shareholders.

   On behalf of your Board and management, we extend our thanks to all NovaCare employees for Helping Make Life a Little Better, and we offer our appreciation to you, our shareholders, for your continuing confidence and support.

JOHN H. FOSTER
Chairman






TIMOTHY E. FOSTER
Chief Executive Officer





JAMES W. MCLANE
President and Chief
Operating Officer




EXPANDED MARGINS IN EACH BUSINESS AND 57% NET REVENUE GROWTH CONTRIBUTED TO A 24% INCREASE IN EARNINGS PER SHARE (BEFORE NONRECURRING ITEMS) IN FISCAL 1998.

                                     1 ONE

FOR OUR PATIENTS, AN ARTIFICIAL LIMB IS THE MEANS FOR RETURNING TO A FULL AND PRODUCTIVE LIFE. RODERICK GREEN, 18, THE BASKETBALL PLAYER SHOWN ON THE LEFT, IS A BELOW-THE-KNEE AMPUTEE FITTED WITH NOVACARE'S UNIQUE SABOLICH SOCKET TECHNOLOGY. TODAY, RODERICK PLAYS BASKETBALL FOR OKLAHOMA CHRISTIAN UNIVERSITY.



            HARNESSING CHANGE TO ACHIEVE LEADERSHIP AND PERFORMANCE

                       HELPING MAKE LIFE A LITTLE BETTER


OUTPATIENT SERVICES
Treating 18,000 patients per day, NovaCare's outpatient physical therapy and rehabilitation, orthotics and prosthetics (O&P) and occupational health businesses have proven that size and scale are the agents for clinical excellence, efficiency of operations and rapid growth. These businesses have pursued aggressive strategies of focused acquisitions and start-ups in our target markets, earning them leadership positions in large, highly fragmented industries.

ORTHOTICS AND PROSTHETICS
Technology leadership in O&P is not an abstract concept. For our patients, a brace or an artificial limb is the means for reestablishing a full and productive life. NovaCare's purpose is to effectively meet the rehabilitation and health care needs of our patients through clinical leadership. They come to us to receive the best and they get it.

   NovaCare is recognized worldwide for technology that improves our patients' quality of life. Our research has produced prosthetics that can feel hot and cold and pressure, myoelectric devices that enable amputees to open and close their hands at will, and our unique Sabolich(R) socket system that offers comfort, a secure fit, and maximum functionality.

   Because of our clinical and technological leadership, NovaCare commands a 16% market share in O&P patient care services, twice the size of our largest competitor, in a highly fragmented, $1.6 billion industry. Over the past six years, through acquisitions and internal growth, we have built a 365-site network in 37 states, serving 4,900 patients each day.

   In fiscal 1998, O&P revenues increased 56% to $252 million -- reflecting 4% same market growth and 42 acquisitions.

   Orthotics and prosthetics is a growing market. Diabetes and vascular disease are the leading causes of amputation, and an aging population increases demand. Referrals come from vascular and orthopedic surgeons, primary care physicians, case managers at payer organizations and amputee support groups.

   Our services extend beyond technology to the individual care and concern that each patient and family receives, including clinical evaluation and fitting, training, and follow-up care. We are advocates for our patients -- linking them to other patients, coordinating with case managers, and in many cases, forming life-long relationships between patients and prosthetists.

   We continue to receive high marks from our patients, with 93% giving us the highest ratings in patient satisfaction.

   We expect continued gains in fiscal 1999, based on our focus on clinical excellence, research and training. Our objective is to strengthen our leadership position with focused acquisitions, new clinics and enhanced same store growth. We will capitalize on our technology leadership in an industry where clinical superiority produces a clear competitive advantage.

NOVACARE'S LEADERSHIP IN ORTHOTIC AND PROSTHETIC SERVICES IS A DIRECT
RESULT OF TECHNOLOGICAL INNOVATIONS, LIKE THE MYOELECTRIC DEVICES WORN BY THE PILOT ON THE COVER OF THIS REPORT AND THE SABOLICH SOCKET TECHNOLOGY SHOWN AT THE LEFT.

                                  18 THOUSAND

NOVACARE PROVIDES EMPLOYERS WITH AN INTEGRATED PACKAGE OF SERVICES THAT RETURNS EMPLOYEES TO WORK SAFELY AND QUICKLY. WORKING WITH THE TOWN GOVERNMENT AND SCHOOL DISTRICT OF WEST HARTFORD, CONNECTICUT, WE REDUCED BY 30% THE NUMBER OF WORKERS' COMPENSATION CLAIMS RESULTING IN DAYS AWAY FROM WORK.


            HARNESSING CHANGE TO ACHIEVE LEADERSHIP AND PERFORMANCE

                        HELPING MAKE LIFE A LITTLE BETTER

OUTPATIENT PHYSICAL THERAPY AND REHABILITATION
Our network of 506 outpatient physical therapy and rehabilitation centers is the second largest in the United States. NovaCare utilizes a sports medicine approach to rehabilitate patients and manage recovery from orthopedic surgery, injuries and disease-related conditions.

   Quality clinical care and cost-effective outcomes are critical to success in this $6 billion industry, which serves a broad base of customers -- from physicians and payers to employers and professional sports teams.

   NovaCare rehabilitates and conditions athletes in more than 300 high schools and for 20 professional teams, including the Philadelphia Eagles, Flyers and 76ers, Indiana Pacers and Atlanta Falcons, to name a few. Together with our support of organizations for the disabled and local charitable events, these relationships contribute to strong brand identity in our markets.

   A target market strategy is particularly important in outpatient physical therapy and rehabilitation. By establishing a large and easily accessible network of sites, we offer convenience and consistent service to our customers and create leverage in negotiations with payers. Consolidation is also the key to achieving scale that creates margin opportunity and leverages investments in brand visibility.

   We have been disappointed in same market growth in this business. We are realigning and expanding our field management to better focus on the unique needs of our customers and improve performance.

   In fiscal 1998 our outpatient rehabilitation revenues increased 23%, on the strength of local market relationships, the addition of managed care contracts, 43 acquisitions and 40 start-ups in target markets.

   We anticipate continued strong growth in fiscal 1999 as we augment same market growth with start-ups and acquisitions in target markets.

OCCUPATIONAL HEALTH
Work-related injuries and illnesses cost U.S. businesses $70 billion annually in medical and legal expenses and lost productivity -- and these costs have risen 200% over 10 years.

   The key to reducing these costs is an effective work safety program, comprising pre-employment testing, work-site assessment, training and an aggressive injury treatment program that returns employees to work in a manner consistent with the short and long-term health and productivity of the worker.

   Traditionally, employers have looked to a myriad of providers to deliver these services or they have surrendered the choice of care providers to the employee. Through our occupational health business, NovaCare offers the employer and employee a fully integrated service that promotes safety and provides care intervention on an expedited basis to reduce lost workdays.

   Our expansion into occupational health is a natural extension of our outpatient rehabilitation business, where one quarter of revenues comes from the treatment of work-related injuries.

   With 39 facilities in seven states, NovaCare's occupational health revenues tripled in fiscal 1998. We expect similar growth in 1999 through a combination of same market growth, new facility start-ups and acquisitions -- in a rapidly growing industry with an estimated $30 billion market potential.


NOVACARE TREATS 18,000 PATIENTS PER DAY IN COST-EFFECTIVE OUTPATIENT SETTINGS, INCLUDING PHYSICAL THERAPY AND REHABILITATION FACILITIES, ORTHOTIC AND PROSTHETIC TREATMENT CENTERS AND OCCUPATIONAL HEALTH CLINICS. OCCUPATIONAL HEALTH IS OUR NEWEST AND FASTEST GROWING OUTPATIENT BUSINESS.

                                  64 THOUSAND

NOVACARE'S REPUTATION IS FOUNDED ON CLINICAL EXCELLENCE AND ACCOUNTABILITY FOR OUTCOMES. THE SUCCESS OF VIGOR(SM), OUR REHABILITATION AND WELLNESS PROGRAM FOR SENIORS, DEVELOPED IN PARTNERSHIP WITH NAUTILUS(TM), CONTRIBUTES TO OUR LEADERSHIP IN SERVING THE ASSISTED LIVING INDUSTRY.


            HARNESSING CHANGE TO ACHIEVE LEADERSHIP AND PERFORMANCE

                       HELPING MAKE LIFE A LITTLE BETTER


LONG-TERM CARE SERVICES

In today's long-term care industry, exceptional opportunity is veiled by the uncertainty of change.

   In July 1998, Medicare began a yearlong transition to a prospective payment system (PPS) which employs managed care techniques to control costs. Instead of reimbursing nursing homes for their actual costs, the new system is based on predetermined daily rates that vary with the condition of patients and the extent of care they require.

   With PPS, therapy utilization in long-term care facilities is expected to decline from current levels. At the same time, PPS introduces administrative complexities arising from patient assessments, utilization management and documentation. The need for cost-effective, just-enough, just-in-time rehabilitation -- coupled with administrative support and reimbursement expertise -- is prompting an increasing number of facilities to outsource therapy.

   Of the 18,000 long-term care facilities in the United States today, only 4,100 are affiliated with large national chains with scale sufficient to provide rehabilitation services with their own full-time staff. Our customer base comprises the remaining 13,900 facilities operated by smaller chains, not-for-profit organizations, and sole proprietors. These customers require a quality rehabilitation program to attract patients along with variable costs that rise and fall in direct proportion to their caseload.

   NovaCare has made the investments in operations and systems required to achieve the lowest cost operating model in our industry in anticipation of the move to PPS. In fiscal 1999, we will convert our clinical delivery model from one characterized by a high concentration of one-on-one therapy by licensed professionals to a model characterized by therapy teams that treat patients simultaneously and rely more heavily on well-trained, supervised therapy assistants and aides.

   Ultimately, we expect that the clinical service model employed by our long-term care services will closely resemble the model currently utilized by our outpatient physical therapy and rehabilitation business where we have successfully served our managed care customers.

   But cost control is only one dimension of the new PPS-driven marketplace. Facility success under PPS will also require sophisticated management information systems. Our proprietary system, NovaNet PLUS, provides our customers with the tools required to manage caseload, costs and outcomes while attracting patients who match the facility's cost structure and capabilities. For many long-term care providers who cannot develop these systems profitably on their own, NovaCare's outsourcing solution is an obvious choice.

   For NovaCare, the move to PPS is an enormous opportunity to increase market share. We enjoyed record sales in fiscal 1998. In 1999, we will continue our aggressive marketing to the hospital and long-term care industries, and expand our sales team in anticipation of continued strong demand.

   During 1998, we also extended our leadership to the rapidly expanding assisted living industry, with rehabilitation programs in more than 110 facilities. Our success in assisted living is based in part on our unique Vigor(SM) program for seniors. Vigor continues to enjoy strong demand from facilities that wish to offer clinically differentiated rehabilitation as well as health and wellness programs to their communities.

   Long-term care is a growing market. According to the Census Bureau, the percentage of the U.S. population over age 65 is expected to increase 18% from 1996 to 2010, and 75% from 2010 to 2030. That means an ever-increasing incidence of stroke, diabetes and orthopedic conditions requiring rehabilitation and long-term care.

   As the market grows and the rules change, NovaCare remains at the forefront -- leveraging 13 years of experience to meet the demands of a growing number of older Americans for active and fulfilling lives.

ADMISSION AND DISCHARGE SCORES DOCUMENT THE PROGRESS OF A 67-YEAR-OLD STROKE PATIENT WHO REGAINED SUFFICIENT FUNCTIONAL INDEPENDENCE FOLLOWING REHABILITATION TO RETURN HOME TO HIS FAMILY. OUR DATABASE OF 64,000 GERIATRIC OUTCOMES IS THE LARGEST IN THE U.S.

                                   52 MILLION

ALLIANCES WITH BUSINESS ORGANIZATIONS HELP NOVACARE BUILD A STRONG BRAND IDENTITY IN EMPLOYEE SERVICES. CHARLES P. PIZZI IS VICE CHAIRMAN OF THE AMERICAN CHAMBER OF COMMERCE EXECUTIVES AND PRESIDENT OF THE GREATER PHILADELPHIA CHAMBER OF COMMERCE, WHICH ENDORSED NOVACARE EMPLOYEE SERVICES AS A PREFERRED SOURCE FOR ITS 6,000 MEMBERS.


            HARNESSING CHANGE TO ACHIEVE LEADERSHIP AND PERFORMANCE

                       HELPING MAKE LIFE A LITTLE BETTER


EMPLOYEE SERVICES
In today's knowledge-based marketplace, successful companies compete for talented employees with the same zeal once reserved for snaring a prized customer from a rival. Unfortunately, it's a battle that many small and medium-sized businesses are ill-equipped to fight on their own.

   According to a recent survey commissioned by NovaCare Employee Services
(NCES) and conducted by Roper Starch Worldwide, attracting and retaining employees are among the greatest challenges facing small and medium-sized employers today. Increasingly, these employers are looking for solutions that can help them provide the benefits of a large company -- while allowing them to retain the agility and energy of a small enterprise.

   Smaller business owners also seek convenience. They spend nearly 20% of their time on human resource (HR) issues -- time they would rather spend on running their businesses. They want fewer hassles and one-stop shopping for their HR needs, and in today's regulatory environment, they want the peace of mind that comes from having expert advice. In NCES they have found a strong partner.

   NCES is the second largest and fastest growing professional employer organization (PEO) in the United States. PEOs provide businesses with comprehensive, fully integrated outsourcing for a wide range of HR issues, including payroll, risk management, benefits administration, unemployment services and human resources consulting.

   The employee services business leverages NovaCare's competencies in human resource management, information technology, acquisitions and integration -- in an emerging industry where market potential is estimated at $1.2 trillion.

   Our same market growth in fiscal 1998 was 36% -- well above the industry growth rate of 30%. We have been successful in leveraging the NovaCare brand in target markets. Alliances with trade groups like the Florida Home Builders Association and the Greater Philadelphia Chamber of Commerce have substantially shortened the sales cycle and helped us establish leadership positions very quickly.

   We supplemented our strong internal growth with market openings and focused acquisitions in selected markets. Last year we entered four new markets -- two via start-ups and two through acquisitions. It is our plan to enter approximately four new markets each year.

   As we seek to create the leading national brand in employee services, we are pursuing a strategy of Operational Excellence. NCES is achieving a reputation and a track record as a responsive and accountable partner with advanced systems, efficient operations and few errors. Our client retention rate, at 86% in fiscal 1998, is among the highest in the industry.

   By outsourcing to NCES, customers benefit from specialized expertise and broader human resource benefits and services to offer employees, at a cost generally unavailable to smaller employers. Management is relieved of distractions and is able to concentrate on running the core business.

   According to the NovaCare-sponsored Roper survey, awareness of employee services companies is not widespread. Those perceptions will change as more and more employers realize that PEO outsourcing is the best solution to a perpetual business challenge.


FIFTY-TWO MILLION U.S. WORKERS ARE EMPLOYED BY BUSINESSES WITH FEWER THAN 500 EMPLOYEES. BY OUTSOURCING HUMAN RESOURCE MANAGEMENT TO NOVACARE, SMALLER COMPANIES ARE ABLE TO PROVIDE BENEFIT PLANS COMPARABLE TO THOSE OFFERED BY LARGE EMPLOYERS. TODAY NOVACARE EMPLOYEE SERVICES MANAGES 52,000 EMPLOYEES FOR ITS CUSTOMERS.

                     WE FOCUS ON (15) FIFTEEN TARGET MARKETS

-  35% SHARE IN LONG-TERM CARE SERVICES

-  29% SHARE IN OUTPATIENT PHYSICAL THERAPY AND REHABILITATION

-  18% SHARE IN ORTHOTIC AND PROSTHETIC SERVICES


   Local relationships drive market share in today's health care marketplace...and market share drives profitability. That's why NovaCare concentrates primarily on 15 target markets, instead of trying to develop a broad national presence.

   Minneapolis is one of NovaCare's largest target markets. Over the past five years, strategic acquisitions and strong local relationships have helped us build a network of 25 outpatient physical therapy and rehabilitation centers, eight orthotic and prosthetic patient care centers, 33 long-term care services customers, and three Vigor(SM) programs in this market. In 1999, we intend to establish an occupational health presence.

   Our concentration of talent, resources and facilities translates into strong brand recognition in Minneapolis among patients, employers, providers and payers. NovaCare's clinical orientation and our reputation for superior, cost-effective outcomes make us a preferred provider in the complex web of referrals that makes up the local health care community.

PATIENTS IN HEALTH PARTNERS, ONE OF MINNEAPOLIS' LARGEST PROVIDER NETWORKS, RANK NOVACARE HIGH IN HELPING THEM MEET THEIR TREATMENT GOALS. NOVACARE ACHIEVES THESE QUALITY OUTCOMES COST-EFFECTIVELY -- WITH FEWER VISITS PER PATIENT THAN OTHER PROVIDERS IN THE MARKET.

                            N O V A C A R E   I N C

DIRECTORS

Peter O. Crisp
Vice Chairman
Rockefeller Financial Services, Inc.

John H. Foster
Chairman of the Board

Timothy E. Foster
Chief Executive Officer

E. Martin Gibson
Retired Chairman and
Chief Executive Officer
Corning Lab Services, Inc.

Siri S. Marshall
Senior Vice President and
General Counsel
General Mills, Inc.

James W. McLane
President and Chief Operating Officer

Stephen E. O'Neil
Private Investor

George W. Siguler
Founding Partner
Siguler, Guff & Company, LLC

Robert G. Stone, Jr.
Retired Chairman of the Board
The Kirby Corporation

Daniel C. Tosteson, M.D.
Caroline Shields Walker
Distinguished Professor of Cell Biology
Dean Emeritus, Harvard Medical School

SENIOR MANAGEMENT

Richard S. Binstein
Acting General Counsel and Secretary

Susan J. Campbell
Vice President
Investor Relations

Daryl A. Dixon
President and General Manager
Long-Term Care Services Division

John H. Foster
Chairman of the Board

Timothy E. Foster
Chief Executive Officer

Robert E. Healy, Jr.
Senior Vice President
Finance and Administration and
Chief Financial Officer

Ronald G. Hiscock
President and General Manager
Outpatient Division

Loren J. Hulber
President and Chief Executive Officer
NovaCare Employee Services, Inc.

Kathryn P. Kehoe
Vice President
Human Resources

Laurence F. Lane
Senior Vice President
Regulatory Affairs

James W. McLane
President and Chief Operating Officer

Raymond J. Pennacchia
Vice President
Marketing Communications

Barry E. Smith
Vice President, Controller and
Chief Accounting Officer

Steven M. Wise
Senior Vice President
Information Systems and
Chief Information Officer

CORPORATE HEADQUARTERS

NovaCare, Inc.
1016 West Ninth Avenue
King of Prussia,  PA  19406
(800) 331-8840
Online addresses:
www.novacare.com
www.novacaresabolich.com

STOCK TRADING

NovaCare, Inc. common stock and 5.5% convertible subordinated debentures, due in 2000, are traded on the New York Stock Exchange under the symbols "NOV" and "NOV/2000", respectively.

INFORMATION REQUESTS

Investors, analysts and others
seeking information should contact:
NovaCare Investor Relations
(610) 992-7495

To receive faxed copies of press releases, investors may call: (800) 758-5804 and enter extension # 613069

SHAREHOLDER RECORDS

Shareholders desiring to change the name, address or ownership of stock or to report lost certificates should contact:
American Stock Transfer Company
40 Wall Street, 46th Floor
New York,  NY  10005
(718) 921-8200

                                        NovaCare, Inc.
                                        1016 West Ninth Avenue
                                        King of Prussia, PA 19406
                                        www.novacare.com